HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ D-45018 Essen ♦ Germany

Gildehofstraße 1
45127 Essen
[redacted]w.essenhyp.de
[redacted]@essenhyp.de
: +49 2018135-0
+49 2018135-200
Details:
Essen 360 096 10

Commerzbank AG
Bank Code 360 400 39
Account No. 1 776475

04046441

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	17.11.04

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

SUPPL

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of October 31, 2004, Essen Hyp´s Interim Report as of September 30, 2004 (English and German version), the Press Release on Essen Hyp´s Interim Report as of September 30, 2004 (English and German version) and the Press Release of Hypothekenbank in Essen AG on November 11, 2004 (English and German version).
We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

dlw 12/6

Yours faithfully,

M. Rile   U. Meierkamp

Hypothekenbank in Essen
Aktiengesellschaft

HYPOTHEKENBANK IN ESSEN AG

Press release of Hypothekenbank in Essen AG on November 11, 2004

Public-Sector Global Pfandbrief of Essen Hyp successfully placed

The Hypothekenbank in Essen AG, one of the best private issuing houses in the Jumbo and Global Pfandbrief market all over the world, successfully issued a 5 year public-sector Global Pfandbrief on November 10 (maturity on November 17, 2009). The volume of the AAA-rated Pfandbrief amounts to 2 billion Euros and it is equipped with a coupon of 3.25%. The issuing price was fixed at € 100.106. The re-offer price amounts to € 99.936. This results in a plus of 0.5 basis points at mid-swap.

The order book thus totalled at overall € 2.5 bn. 60.8% of the issue were placed outside Germany. It was the first time that traders from Qatar, Malaysia, Papua New Guinea and Turkey subscribed to an issue. The greatest subscribers of the overall 22 ordering countries outside Germany have been the Scandinavian countries, the UK, Switzerland and the Chinese Republic.

The joint lead management mandate have Commerzbank Securities, Barclays Capital, Credit First Boston and Dresdner Kleinwort Wasserstein. ABN Amro, Citigroup, Danske Bank, Deutsche Bank, DZ Bank, Morgan Stanley, Nord/LB and the state bank of the Federal State of Baden Wuerttemberg belong to the group of co-leads.

Contact partner for further information:

Hypothekenbank in Essen AG
Dr. Kerstin Büteführ
Corporate Communications
Tel: +49 201 8135 626
Fax: +49 201 8135 135
E-Mail: kerstin.buetefuehr@essenhyp.com

Pressemitteilung der Hypothekenbank in Essen AG; 11.11.2004

Öffentlicher Global Pfandbrief der Essen Hyp erfolgreich platziert

Die Hypothekenbank in Essen AG, eines der weltweit größten privaten Emissionshäuser im Jumbo und Global Pfandbriefsegment, hat am 10. November einen Öffentlichen Pfandbrief im Globalformat mit fünfjähriger Laufzeit (17.11.2009) erfolgreich emittiert. Das Volumen des AAA-gerateten Pfandbriefs beträgt 2 Mrd. Euro und ist mit einem Coupon von 3,25% ausgestattet. Der Issue-Preis wurde auf 100,106 Euro festgelegt. Der Reoffer-Preis beträgt 99,936 Euro. Zur Swap-Mitte bedeutet das einen Aufschlag von einem halben Basispunkt.

Das Orderbuch belief sich auf insgesamt 2,5 Mrd. Euro. Die Emission wurde zu 60,8% außerhalb Deutschlands platziert. Dabei zeichneten erstmals Adressen aus Qatar, Malaysien, Papua New Guinea und der Türkei. Die stärksten der insgesamt 22 Länder außerhalb Deutschlands waren Skandinavien, UK, Schweiz und China.

Das Mandat für die Emission teilen sich Commerzbank Securities, Barclays Capital, Credit First Boston und Dresdner Kleinwort Wasserstein. Zur Gruppe der Co-Leads gehören ABN Amro, Citigroup, Danske Bank, Deutsche Bank, DZ Bank, Morgan Stanley, Nord/LB und die Landesbank Baden Württemberg.

Ansprechpartnerin für weitere Informationen:

Hypothekenbank in Essen AG
Dr. Kerstin Büteführ
Corporate Communications
Tel: 0201/8135 626
Fax: 0201/8135 135
E-Mail: kerstin.buetefuehr@essenhyp.com

Pressemitteilung der Hypothekenbank in Essen AG zum Zwischenbericht per 30. September 2004

Geschäfts- und Ertragsentwicklung der Essen Hyp erneut positiv

„Trotz anhaltender Unsicherheiten in Bezug auf die gesamtwirtschaftliche Entwicklung kann die Essen Hyp auch zum Ende des dritten Quartals des laufenden Geschäftsjahres eine konstante positive Geschäfts- und Ertragsentwicklung verzeichnen", kommentierte Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp, den Zwischenbericht zum 30. September 2004. Für das Gesamtjahr gehen wir weiter davon aus, unsere selbst gesteckten Ziele erreichen zu können und mit einer bilanziellen Eigenkapitalrendite nach Steuern von 14% erneut die Spitzenposition im Rentabilitätsranking der deutschen Hypothekenbanken einnehmen zu können.

Erfolgsrechnung

Mit einem Zinsüberschuss in Höhe von € 185,1 Mio. übertreffen wir den Vorjahreswert (€ 175,5 Mio.) um € 9,6 Mio. oder 5,5%. Das Provisionsergebnis konnten wir ebenfalls um € 1,5 Mio. auf € -6,9 Mio. (€ -8,4 Mio.) verbessern. „Wir haben zwar infolge des geringen Neugeschäfts in der ausländischen Immobilienfinanzierung weniger Provisionserträge erwirtschaftet", so Schulte-Kemper, „dies wurde jedoch durch ebenfalls rückläufige Provisionsaufwendungen für die Zuführung inländischen Hypothekengeschäfts überkompensiert".

Der Zuwachs der Verwaltungsaufwendungen von € 1,9 Mio. auf € 20,0 Mio. (€ 18,1 Mio.) erklärt sich im Wesentlichen aus erhöhten Personalaufwendungen für neu eingestellte Mitarbeiter sowie aus Ausgaben für unsere Relationship-Management-Maßnahmen, insbesondere unsere erfolgreichen weltweiten Roadshows. Unsere Risikovorsorge konnten wir bei weiterhin vorsichtiger Beurteilung der Risiken um 2,1% auf € 42,3 Mio. (€ 43,2) leicht reduzieren. Für die ersten drei Quartale des laufenden Geschäftsjahres verbesserte sich das Betriebsergebnis um 8,3 % von € 105,1 Mio. auf € 113,8 Mio. „Damit", ergänzte Schulte-Kemper, „liegen wir mit der diesjährigen Ertragsentwicklung voll im Plan".

Geschäftsfeld Staatskredit

„Entsprechend unserer Prognose aus der Jahresmitte zur Entwicklung der Kapitalmarktzinsen gehen wir weiterhin von einer Seitwärtsbewegung der Zinsen aus“, kommentierte Schulte-Kemper die Zinsentwicklung. Insofern haben wir im Staatskreditgeschäft vorrangig Maßnahmen zum bestandsoptimierenden Spreadmanagement ergriffen, neue Kredite wurden noch gezielter unter Ertrags- und Diversifikationsgesichtspunkten in die Bücher genommen. Insgesamt haben wir in diesem Segment € 12,3 Mrd. (€ 11,2 Mrd.) herausgelegt. „Rund 83 % oder € 10,2 Mrd. (€ 9,8 Mrd.) entfielen dabei auf solche Aktiva, die als Deckung für unsere öffentlichen Pfandbriefe geeignet sind“, so der Vorstandsvorsitzende weiter.

Der größte Anteil am Deckungsgeschäft entfiel mit € 7,6 Mrd. (€ 8,0 Mrd.) auf Darlehen an bundesdeutsche öffentliche und öffentlich-rechtliche Adressen. Die öffentlichen Haushalte zeichnen sich nach wie vor durch einen anhaltend hohen Kreditbedarf aus. In den alten Bundesländern erreichte das Neugeschäft € 5,5 Mrd., in den neuen Bundesländern € 1,6 Mrd., an den Bund haben wir € 0,5 Mrd. neu ausgereicht.

„Im Hinblick auf fundamentale Rechtsänderungen bei öffentlich-rechtlichen Kreditinstituten zur Mitte des kommenden Jahres, besonders aber aus Gründen der Risikodiversifikation nicht nur in unserem öffentlichen Deckungsstock, sondern im gesamten Staatskreditportfolio, forcieren wir seit Längerem das ausländische Staatskreditgeschäft“, erläuterte Schulte-Kemper. Den guten Risikomix, auch in unserem öffentlichen Deckungsstock mit Ausleihungen an Adressen innerhalb der Europäischen Union sowie Nordamerika, werden wir weiter optimieren. Hierzu haben wir ein International Asset Management Desk in unserer Treasury- Abteilung aufgebaut, über das wir unsere Assetquelle "Internationale Märkte“ ausbauen werden. Diesem Segment messen wir eine außerordentlich hohe Bedeutung zu, da das mittel- bis langfristige Deckungsgeschäft mit inländischen öffentlich-rechtlichen Kreditinstituten auslaufen wird.

Aufgrund aktueller gesetzlicher Restriktionen sind wir derzeit gehindert, alle unseren ausländischen Aktiva in Deckung zu nehmen. Lediglich 10% des öffentlichen Deckungsbestandes dürfen - abgesehen von wenigen Ländern wie etwa Frankreich, Luxemburg und Spanien - aus ausländischen Aktiva bestehen. Insofern begrüßen wir es ausdrücklich, wenn es mit dem erwarteten Wegfall des Spezialbankprinzips in Bezug auf Ausleihungen an alle Adressen innerhalb der Europäischen Union zum Wegfall dieser Limitierungen kommen sollte.

Im Berichtszeitraum hat die Bank das zulässige Volumen an ausländischen Deckungsaktiva mit Neuausleihungen in Höhe von € 2,6 Mrd. (€ 1,7 Mrd.) weitestgehend ausgeschöpft.

„Mit einem Anteil von 17 % oder € 2,1 Mrd. (€ 1,4 Mrd.) haben wir Wertpapiere außerhalb der Deckung gekauft, wovon € 0,3 Mrd. (€ 0,2 Mrd.) auf inländische und € 1,8 Mrd. (€ 1,2 Mrd.) auf ausländische Adressen, insbesondere in Italien, Großbritannien, Irland, Frankreich, Spanien und in den USA, entfielen“, erläutert der Vorstandsvorsitzende.

Geschäftsfeld Immobilienfinanzierung

In unserem zweiten operativen Hauptgeschäft, der in- und ausländischen Immobilienfinanzierung, konnten wir den für unser Haus sehr hohen Vorjahreswert (€ 1,9 Mrd.) annähernd auch im laufenden Geschäftsjahr erreichen. Per 30.09. d. J. haben wir ein Volumen von insgesamt € 1,8 Mrd. neu zugesagt. Hiervon entfielen auf inländische Finanzierungen € 1,6 Mrd. „Wohnwirtschaftlichen Beleihungen innerhalb Deutschlands beliefen sich auf € 1,4 Mrd., allerdings begünstigt durch den Sondereffekt eines Portfolioankaufs in Höhe von € 0,9 Mrd.“, berichtete Schulte-Kemper. Um unser Retailgeschäft weiter zu fördern, haben wir Anfang Oktober in Kooperation mit der Commerzbank AG, die uns per Stichtag ein Neugeschäftsvolumen von € 0,4 Mrd. vermittelt hat, ein Sonderkontingent für eigengenutzte Eigentumswohnungen und Einfamilienhäuser mit einem Volumen von € 150 Mio. zu sehr attraktiven Konditionen aufgelegt. Gewerbliche Finanzierungen im Inland haben einen Anteil von € 0,2 Mrd. (0,2 Mrd.) erzielt.

Form 1010-0696...

In unseren ausländischen Zielmärkten haben wir gegenüber dem außergewöhnlich hohen Vorjahreswert von € 0,8 Mrd. fast ausschließlich gewerbliche Objekte im Umfang von € 0,2 Mrd. beliehen. Schwerpunkte lagen hier in den USA, Kanada und Großbritannien.

Refinanzierung und Bilanzsumme

In den ersten drei Quartalen des Geschäftsjahres haben wir über unser Hauptrefinanzierungsinstrument, den Pfandbrief, in einem für die Bank sehr günstigen Umfeld € 12,6 Mrd. (€ 15,4 Mrd.) aufgenommen. Hiervon entfielen auf neu emittierte öffentliche Jumbopfandbriefe € 5,0 Mrd. und auf Aufstockungen ausstehender großvolumiger Anleihen € 1,3 Mrd. Hypothekenpfandbriefe erreichten ein Emissionsvolumen von € 0,9 Mrd. (€ 1,0 Mrd.).

Sonstige, nicht deckungspflichtige Schuldverschreibungen, z. B. zur Refinanzierung nicht deckungsfähiger Immobilienfinanzierungen in Nordamerika oder temporär noch nicht in De

ckung befindlicher Darlehen, summierten sich auf € 8,7 Mrd. (€ 12,0 Mrd.). Der Großteil entfiel hierbei auf Ziehungen aus unserem Debt Issuance Program und für Geldaufnahmen mit kürzeren Laufzeiten aus dem Commercial Paper Program.

„Wir planen im November d. J. einen weiteren öffentlichen Jumbopfandbrief in einer Größenordnung von € 2,0 Mrd. zu begeben“, erklärte Schulte-Kemper. Damit haben wir im Rahmen unserer Bilanzsummenplanung unseren diesjährigen Emissionskalender in Bezug auf großvolumige Anleihen erfüllt. Kurz nach Ende des Berichtszeitraums wurde der Vertrieb dieser Jumboanleihe durch eine Roadshow der Bank in Länder des mittleren Osten sowie in Indien unterstützt.
Die Bilanzsumme erhöhte sich gegenüber dem Vorjahresultimo auf € 78,4 Mrd. (€ 74,2 Mrd.).

Kennzahlen der Hypothekenbank in Essen AG per 30.09.2004

	30.09.2004 in Mio. €	30.09.2003 in Mio. €	Veränderung
Aktivneugeschäft			
Staatskredite und fremde Wertpapiere	12.374,0	11.234,6	10,1%
Hypothekendarlehen	1.820,9	1.907,6	-4,5%
Passivneugeschäft			
Pfandbriefe	12.622,4	15.423,6	-18,2%
Sonstige Schuldverschreibungen	8.728,4	12.039,3	-27,5%
GuV Rechnung			
Zins- und Provisionsüberschuss	178,2	167,1	6,6%
Verwaltungsaufwendungen	20,0	18,1	10,5%
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	-2,1	-0,7	200,0%
Betriebsergebnis vor Risikovorsorge	156,1	148,3	5,3%
Risikovorsorge	-42,3	-43,2	-2,1%
Betriebsergebnis	113,8	105,1	8,3%

	30.09.2004 in Mio. €	31.12.2003 in Mio. €	Veränderung
Zahlen aus der Bilanz			
Bilanzsumme	78.381,9	74.188,1	5,7%
Forderungen			
Hypothekenkredite	7.213,0	5.822,4	23,9%
Kommunalkredite	33.106,9	34.763,8	-4,8%
Fremde Wertpapiere	30.561,4	25.147,8	21,5%
Verbindlichkeiten			
Hypothekenpfandbriefe	3.235,5	2.702,8	19,7%
Öffentliche Pfandbriefe	52.893,6	51.477,0	2,8%
Eigenkapitalkomponenten			
Gezeichnetes Kapital	269,3	219,3	22,8%
Rücklagen	384,6	364,6	5,5%
Genussrechte	319,0	324,1	-1,6%
Nachrangige Verbindlichkeiten	344,7	347,7	-0,9%

RECEIVED
2004 NOV 29 P 12:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press Release of Hypothekenbank in Essen AG concerning the Interim Report as of September 30, 2004

Essen Hyp again reports a positive business and earnings development

"Despite the ongoing uncertainty as regards the overall economic development, Essen Hyp can, once again, report a satisfactory business and earnings performance at the end of the third quarter of 2004," said Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, on the occasion of the presentation of the bank's Interim Report as of September 30, 2004. We are confident that our earnings performance at the end of the year will be in line with our plans and that, by reporting a return on equity after tax of 14%, we will once again hold the top position amongst the German mortgage banks in terms of profitability.

Earnings performance

Net interest income grew by €9.6m, or 5.5%, and came to €185.1m compared to €175.5m in the previous year. "Due to a smaller volume of new lending commitments in international property financing, our commission income decreased in the period under review. However, this was more than counterbalanced by the decrease in commission expenses in domestic property financing," Mr. Schulte-Kemper reported.

General operating expenses rose €1.9m to €20m (€18.1m). This increase is mainly due to an increase in personnel expenses following the recruitment of additional staff and higher expenses for our relationship management activities, including, in particular, our successful international roadshows. Despite our conservative assessment of all discernible risks, we were able to slightly reduce our provision for possible loan losses by 2.1% to €42.3m (€43.2m).

Taking all these figures into account, our operating result grew 8.3% to €113.8m compared to the €105.1m reported in 2003. "Thus, our bank's earnings performance in the first three quarters of 2004 is fully in line with our business plan," Mr, Schulte-Kemper emphasized.

Public-sector lending

"In accordance with our forecast made in the middle of the year, we still believe that intereset rates will continue to move sideways," Mr. Schulte-Kemper pointed out regarding interest rate developments. This is why our main focus in public-sector lending was on spread management and portfolio optimization. Accordingly, new loans were taken onto our books in accordance with even stricter earnings and diversification criteria. The total volume of our new public-sector lending commitments stood at €12.3bn (€11.2bn) at the end of the reporting period. "Of this figure, €10.2bn (€9.8bn), or 83%, relate to loans that are eligible to serve as cover for our public-sector *Pfandbriefe*," Mr. Schulte-Kemper pointed out.

At €7.6bn (€8bn) loans to German public-sector bodies and institutions governed by public law account for the majority of the new loans eligible for cover. As before, public borrowing requirements in Germany are high. Accordingly, new loans to the West German Federal States totaled €5.5bn, while €1.6bn was granted to the East German Federal States and €0.5bn to the central government.

"In view of the fundamental legal changes affecting credit institutions governed by public law as from mid-2005, and, in particular, for the purpose of diversifying the risks inherent in our public-sector cover pool and our public-sector loan portfolio as a whole, our bank has increasingly focused on international public-sector lending in recent years," Mr. Schulte-Kemper pointed out. It is our objective to further optimize the risk structure of our public-sector loan portfolio, including our cover pool which currently consists of loans to borrowers in the European Union and North America. For this purpose we have established an International Asset Management Desk in our Treasury Department whose responsibility will be to further promote our public-sector lending activities on the international markets. This market segment is of major importance to us, given that loans granted to domestic credit institutions governed by public law will no longer be eligible for cover in the medium and long term.

Due to legal restrictions we are currently not in a position to include in our cover pool all international loans on our books. Loans granted to international borrowers may only account for as little as 10% of the public-sector cover pool. The only exception to this rule are loans granted to certain countries, such as France, Luxembourg and Spain. This is why we would

expressly welcome the cancellation of the 10% limit for loans granted to borrowers in the European Union following the abolition of the specialist bank principle.

At €2.6bn (€1.7bn), the bank basically made full use of the permissible volume of new loans to international borrowers.

"We took securities that are not eligible to serve as cover totaling €2.1bn (€1.4bn), or 17% of the total loan volume, onto our books. Of this figure, €0.3bn (€0.2bn) relate to domestic borrowers, while €1.8bn (€1.2bn) relate to loans granted to borrowers outside Germany, mostly to borrowers in Italy, the United Kingdom, Ireland, France, Spain and the United States," Mr. Schulte-Kemper reported.

Property financing

By the end of the period under review we have closely approached last year's excellent performance in our second core segment, which is national and international property financing. As of September 30, 2004 the total volume of new lending commitments stood at €1.8bn against €1.9bn in the previous year. Of this figure, €1.6bn relate to loans granted within Germany. "The total volume of residential loans stood at €1.4bn, including the acquisition of a €0.9bn loan portfolio, which was already mentioned in our last interim report," Mr. Schulte-Kemper explained. In order to further promote the small residential loan segment, we launched a €150m special loan program for owner-occupied apartments and houses in October, which is characterized by attractive loan conditions. These loans are granted in cooperation with the Commerzbank AG, through which we generated new lending commitments totaling €0.4bn in the period under review. The total volume of new commercial loans extended within Germany came to €0.2bn (€0.2bn) in the same period.

Turning to international property financing, new lending commitments in our target markets came to €0.2bn against the exceptional €0.8bn reported in the previous year. The main focus was on commercial loans granted in the United States, Canada and the United Kingdom.

The bank's funding and balance sheet total

In the first three quarters of 2004 we issued *Pfandbriefe*, our main funding instrument, totaling €12.6bn (€15.4bn) in a particularly favorable market environment. Of this figure, new public-sector Jumbo *Pfandbriefe* account for €5bn, while €1.3bn relate to the increase of larger-volume bonds. The total volume of mortgage *Pfandbriefe* issued stood at €0.9bn (€1bn).

In addition to this we placed unsecured bonds totaling €8.7bn (€12bn). The funds raised were used, for instance, to refinance mortgage loans granted in North America, which are not eligible for cover, as well as other loans prior to their inclusion in the cover pool. Most of these bonds were placed via our Debt Issuance Program or, for shorter maturities, our Commercial Paper Program.

"We plan to launch a further €2bn public-sector Jumbo *Pfandbrief* in November," Mr. Schulte-Kemper announced. In accordance with the plans for our balance sheet total, this Jumbo will be the last large-volume issue in 2004. Shortly after the end of the reporting period we commenced the marketing of this Jumbo *Pfandbrief* with a roadshow to the Middle East and India.

As of September 30, 2004 our balance sheet total stood at €78.4bn against €74.2bn as at year-end 2003.

Key business figures of Hypothekenbank in Essen AG as of September 30, 2004

	Sep 30, 2004 in € m	Sep 30, 2003 in € m	Change
New lending commitments			
Public-sector loans and securities issued by other borrowers	12,374.0	11,234.6	10.1%
Mortgage loans	1,820.9	1,907.6	-4.5%
The bank's funding			
Pfandbriefe	12,622.4	15,423.6	-18.2%
Other bonds and notes	8,728.4	12,039.3	-27.5%
Profit and loss account			
Net interest and commission income	178.2	167.1	6.6%
General operating expenses	20.0	18.1	10.5%
Balance of other operating income and expenses	-2.1	-0.7	200.0%
Operating result before provision for possible loan losses	156.1	148.3	5.3%
Provision for possible loan losses	-42.3	-43.2	-2.1%
Operating result	113.8	105.1	8.3%

	Sep 30, 2004 in € m	Dec 31, 2003 in € m	Change
Figures from the balance sheet			
Balance sheet total	78,381.9	74,188.1	5.7%
Claims			
Mortgage loans	7,213.0	5,822.4	23.9%
Public-sector loans	33,106.9	34,763.8	-4.8%
Securities issued by other borrowers	30,561.4	25,147.8	21.5%
Liabilities			
Mortgage *Pfandbriefe*	3,235.5	2,702.8	19.7%
Public-sector *Pfandbriefe*	52,893.6	51,477.0	2.8%
Capital structure			
Subscribed capital	269.3	219.3	22.8%
Reserves	384.6	364.6	5.5%
Profit-sharing certificates	319.0	324.1	-1.6%
Subordinated liabilities	344.7	347.7	-0.9%

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Impressions of our recent roadshows in the United States and Europe

re now available +++ Interim Report as of September 30, 2004 and Press Release are now availa

Investor relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.



Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	AAA
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook positive)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 31, 2004 and ratings as of Aug 01, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
▷ Fitch Ratings	Extract as of October 25, 2004; the complete report can be obtained from Fitch.

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Economic Growth and Interest Rate Outlook for the United States 2004/2005

Economic Growth

No doom and gloom - it's full steam ahead!

I took the title of this report from my G3 publication of summer 2002. Today it is even more accurate than ever. Growth of U.S. GDP has accelerated to the tremendous annualized rate of 8.2% in the third quarter of last year, according to the revised data of the U.S. Department of Commerce, after an already solid growth rate of 3.1% in the previous quarter. I again expect strong economic growth with an annualized rate of more than 5% for the final quarter of last year. In December 2003 the ISM index for the manufacturing industry reached the highest level in 20 years. However, the great majority of market observers did not comment euphorically on this economic development. In contrast, they doubted once more the sustainability of the economic recovery. One could think of a latent anti-Americanism, had no famous U.S. economist been among those doubting economists as well. Although one piece of positive economic news is followed by another, market participants stick to their pessimistic growth view. At the beginning, market participants thought the economic recovery would be certain only when corporate profits start to rise - in the third quarter of 2003 the S&P 500 profits rose by 23% compared to the same period of 2002. Then skeptics demanded a rise in investment activity - in the third quarter of 2003 investment in equipment and software rose in real terms by 7% compared to the same period of the previous year. The objection heard several times, that the increase of investment activity was merely a result of the hedonic method of deflationary adjustment, is answered by the fact that investment activity, counted in current prices, has expanded only less slightly. Finally, the argument, the economic recovery would slacken due to missing indicators for a stabilization of the labor market, was added. In the meantime employment has risen for six successive months, according to the households survey. In the recent past the high growth in the U.S. was modified, indicating single effects like increased military expenditure, the cash inflow through refinancing residential properties and the tax cuts of the Bush government. But these objections are neither convincing due to the following reasons:

- The proportion of defense spending of U.S. GDP has constantly decreased since the end of the Korean War in 1953 and was at only 4% in 2002. Actually, the U.S. government increased defense spending by nearly 13% year-over-year in the third quarter of 2003, but due to its decreased economic importance this surge of military spending has contributed less than a half percentage point to the change rate of GDP of 3.6% in the third quarter of 2003.

- Since July 2003 the rising interest rates of mortgage loans with 30-years maturity have made the unprecedented flood of refinancing applications for residential properties slowly disappear. According to anecdotal reports, home owners have, in the course of these refinancings, usually borrowed a higher amount against their property than before. Various analysts are of the opinion that the resulting inflow of liquidity has contributed considerably to the very high private consumption spending in the third quarter of 2003. During this

period the disposable income as well as private consumption – in nominal amounts respectively – has risen by annualized rates of more than 8%, while the savings rate remained constant at 2.3%. Consequently, private households have completely used up the tax cut of summer 2003 (increase of the child allowance and the lowering of the income tax rates). This, however, makes clear that the inflow of liquidity from refinancing cannot be exhausted yet. This is supported by the fact that the amount of savings and money market funds (mutual funds), measured in percent of disposable income, has recently reached an all-time high. Therefore, a considerable decelerated growth of private consumer spending is not expected. In addition, the slump in the home market has still not taken place, despite all prophecies of doom. The index established by the National Association of Home Builders remained, in January 2004, slightly below its quarterly high of October 2003.

- In addition, the retroactive effecting tax cut of last summer will result in a tax refunds increase of an estimated 55 billion U.S. dollars in the first half of the year. This repeated expansionary stimulus corresponds to 0.5% of the nominal GDP. Experience of earlier tax cuts, as well as the recent strong rise in consumer confidence, suggest that the coming tax cuts will also largely be converted into private consumption. It is astonishing that there is no argument in favor of high private consumption spending resulting from the positive wealth effect which started in spring with friendly stock markets. Wealth of households has, with about 42,000 billion U.S. dollars at the end of the third quarter in 2003, already exceeded the local low of the third quarter of 2002 by 3,500 billion U.S. dollars, and are currently not far away the all-time high of the first quarter of 2000. At that time a surge of the personal savings rate, and thus a slump in private consumption spending, resulting from the negative wealth effect accompanying the bursting of the speculative bubble on the stock markets, was forecast by the pessimists. This slump did not materialize, thanks to an only slight increase in the personal savings rate. Moreover, the low savings rate level in the United States compared to Germany and Japan is, in my view, not an indicator for a nation with an excessive debt burden, but rather an expression of the citizens' positive income expectations which are based on a markedly favorable demographic situation compared to all other industrialized nations. Be that as it may: there is enough time until the fiscal-political stimulation peters out to guarantee a transition from the current economic recovery to a self-supporting expansion.

The self-supporting expansion will develop along a high growth path. This fact is based on the previously mentioned favorable demographic development but first and foremost on the impressive progress of productivity in the U.S. economy. According to revised data, growth in labor productivity has accelerated from an average 1.5% p.a. during the first half of the 90s and 2.4% p.a. during the second half, up to enormous 3.9% p.a. in the years 2000 to 2003 [1] (see current graph). It can be assumed that recent progress in productivity will level off in the course of a continued recovery of the labor market. Nevertheless, the acceleration of growth in productivity since the beginning of this millennium is still so strong, seen against the background of this argument, that it could conceal another rise of trend growth. This is even more likely due to the fact that the average growth of GDP slowed down from 4.1% p.a. in the second half of the 90s to 2.0% p.a. in the years 2000 to 2003 [2] . That given, an acceleration of productivity growth can no more be regarded merely as a cyclic phenomenon: the thesis of a "new economy" was proven during the recession in 2001 at the latest. In addition, according to a current study [3] computer investments unfold their entire productivity-increasing effect only after a delay of 7 years. As a result of an investment increase in information processing and software [4] by an average of

almost 20% per year during the second half of the 90s, the application of new technical inventions will continuously lead to significant productivity gains in the coming years. This year private consumption and investment in equipment and software will be the two main economic growth supporters. But also inventory increases will noticeably contribute to GDP growth rate. Private consumption will benefit from the previously mentioned tax refunds and a brightening on the labor market. In a first step the latter will contribute to the increase of disposable income through a rise in employment. In the further course of the year consumer's purchasing power could produce another step-up due to rising wages, because growth of real wage fell behind productivity performance in the past quarters. Investment in equipment and software will be quickened by the double-digit growing profits and the improved depreciation allowances which are valid until the end of 2004. Moreover, four years after the Y2K boom big reinvestments in the information technology sector are already lined up to go.

Despite the depreciation of the U.S. dollar the current account deficit will not narrow because the brisk domestic demand will go along with a strong import growth. Net exports will consequently not contribute to GDP growth.

The average annual growth rate of GDP in 2004 will be approximately 5.5%. This remarkably strong growth can partly be traced back to a statistical overhang in 2003. In 2005, however, the speed of expansion will slow down somewhat to a still high growth rate of about 4.5%.

Although the economic engine is again running fast, an acceleration in inflation is not visible. In contrast and fortunately for the bond market, in the middle of December the U.S. Department of Labor reported a slowdown in the consumer price index less energy and food of 0.1% in November, compared to previous month, in seasonal-adjusted terms. Compared to the previous year the so-called core rate was, at only 1.1%, the lowest since May 1963. In view of a still large underutilization of capacities and decreasing unit labor costs – in the third quarter of 2003 unit labor costs dropped by 2.2% compared to same quarter of last year – this year's change rate will significantly fall below the 2% mark of last year. This is neither countered by the present weakness of the U.S. dollar nor by the bullish commodity market. A comparable situation in the years from 1994 to 1996 did not result in an accelerated surge in prices and, thus, proved that the development of unit labor costs determines the development of consumer prices. Accordingly, the ghost of a deflation has vanished into thin air due to the most recent depreciation of the U.S dollar and the surge in commodity prices. The fact that the year-over-year change rate of 2% equaled the Federal Reserve Bank of Cleveland calculated median CPI for several months, may thus be regarded as the first indicator for a slow deceleration of the more than 20 year-old disinflation trend. The Open Market Committee of the Federal Reserve (FOMC) agrees with the evaluation of a lessening deflation risk. Its communiqué of December 9, 2003 states: "The probability of an unwelcome fall in inflation has diminished in recent months and now appears almost equal to that of a rise in inflation [5] ". It further states: "However, with inflation quite low and resource use slack, the Committee believes that policy accommodation can be maintained for a considerable period [6] ". Capital market participants are now trying to figure out at what time the "considerable period of time" will be over.
In accordance with a recent Bloomberg survey the majority of economists schedule the beginning of the next interest rates hike phase for the second half of this year. However, I forecast the beginning of the key interest rate increase as early as in the first half of the year. This point of view is firstly supported by the expectation that the expansionary pace in the United States will be considerably above the growth trend also in the coming quarters and thus, current under-utilization of capacities will decrease. Jack Guynn, President of the Federal Reserve Bank of Atlanta, recently commented the U.S. monetary policy as follows: "If the economic expansion continues

to build momentum and breadth, it will be appropriate at some point to bring policy back to a longer-run setting that is more consistent with noninflationary, sustainable growth [7]." Secondly, financial market conditions have noticeably brightened. This is visible in the recovery of the stock market and the narrowing of interest spreads of corporate bonds compared to government bonds. Thirdly, deflation expectations of capital market participants have vaporized – if they ever actually existed. Notwithstanding my expectation of continuously low inflation rates, the necessity for a more extreme expansionary monetary policy is waning. The tightening of the monetary reins, as I forecast, will inevitably initiate a sellout at the long end of the interest rate curve. Among market players the predominant expectation that the Federal Reserve will keep on its expansive stance for a long time, should have decisively contributed to the stabilization of long-term yields at a comparatively low level. The absence of a key interest rate hike by the Federal Reserve during the last year is thus very likely the main reason for my misleading forecast of strongly surging U.S. capital market yields as of spring 2003. Hence, the Deutsche Bundesbank writes:

"...despite the sharp increase in recent months, the actual interest rate level in the United States is still significantly lower than the interest rate level estimated on the basis of these two important explanatory factors [8]." Another explanation for the rather low U.S. yield level may be that bond dealers and fund managers are a lot less optimistic regarding economic growth than their colleagues in the economic research departments. But due to the fact that my forecast is located at the upper margin of the range determined by the forecasts of the economic research departments, the way to considerably higher yields is predetermined even according to this way of argumentation, if my growth forecast actually comes about. Therefore, I expect that 10-year U.S. Treasury Notes will yield 5.4% at the end of this year. The predicted yield increase will also continue next year.

1. Labor productivity estimate for the fourth quarter of 2003.
2. GDP estimate for the fourth quarter of 2003.
3. See: Erik Brynjolfson and Lorin M. Hitt, "Computing Productivity: Firm-Level Evidence" in : The Review of Economics and Statistics, Volume 85, Issue 4 - November 2003, p. 793 - 808.
4. Based on the real data series with the basis year 1996.
5. http://www.federalreserve.gov/boarddocs/press/monetary/2003/20031209/default.htm.
6. ibidem
7. http://www.frbatlanta.org/invoke.cfm?objectid=E69E6AB6-FFF3-6B39-C4763CCFDBF782F3&method=display
8. See: Monthly Report December 2003 of the Deutsche Bundesbank, p.17.

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting Nov 04, 2004
- Forecast meeting Jul 07, 2004
- Forecast meeting Mar 25, 2004
- Forecast meeting Nov 03, 2003
- Forecast meeting Mar 27, 2003
- Forecast meeting Nov 6, 2002
- Forecast meeting Aug 19, 2002
- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

Interest Rate Forecast Meeting on November 04, 2004

Results of the consensus survey

Forecast for the main ECB refinancing rate
Status as of November 04, 2004: 2,00%

	4rd quarter of 2004	1st quarter of 2005	2nd quarter of 2005	3nd quarter of 2005	4rd quarter of 2005
Consensus Forecast	2,00%	2.00%	2,00%	2,20%	2,25%
Highest Forecast	2,00%	2,25%	2,50%	2,75%	2,75%
Lowest Forecast	1,75%	1,50%	1,50%	1,50%	1,50%
as of Quarter-end					

Forecast for the 10-year *Pfandbrief* yields
Status as of November 04, 2004: 3.99%

	4rd quarter of 2004	1st quarter of 2005	2nd quarter of 2005	3nd quarter of 2005	4rd quarter of 2005
Consensus Forecast	4,00%	4,10%	4,20%	4,20%	4,30%
Highest Forecast	4,30%	4,60%	4,70%	4,80%	5,00%
Lowest Forecast	3,75%	3,50%	3,25%	3,25%	3,20%
as of Quarter-end					

Participants:

Gordon Kolling, Commerzbank AG, Frankfurt am Main
Bernd Bäume, Bankhaus Lampe KG, Düsseldorf
Dr. Johannes Maier, Postbank Financial Services GmbH, Frankfurt am Main
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum
Karl Schult-Bornemann, Exxon Mobil Central Europe Holding GmbH, Hamburg
Patrick Franke, Commerzbank AG, Frankfurt am Main
Mario Mattera, Metzler Asset Management GmbH, Frankfurt am Main
Dr. Harald Loy, Deutsche Bundesbank, Düsseldorf
Dr. Frank Brocks, Hypothekenbank in Essen AG, Essen
Brian Mandt, Deutsche Postbank AG, Bonn
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Raimund Bitter, Hypothekenbank in Essen AG, Essen
Ralf Baczewski, Westfalenbank AG, Bochum
Elmar Stender, Volksbank Marl-Recklinghausen eG, Marl
Manfred Bartling, Hypothekenbank in Essen AG, Essen
Dr. Kurt Becker, Hypo Real Estate Bank AG, Dortmund
Lothar Heßler, HSBC Trinkaus & Burkhardt KGaA, Düsseldorf
Matthias Preller, Landesbank Rheinland-Pfalz, Mainz
Jan Bottermann, National-Bank AG, Essen
Dirk Schoppmeier, Sparkasse Essen, Essen
Andreas Speer, Bayerische Landesbank, München
Jens-Uwe Wächter, DekaBank, Frankfurt am Main
Claudia Windt, Landesbank Hessen-Thüringen, Frankfurt am Main
Peter Wirth, Deutsche Apotheker- und Ärztebank, Düsseldorf
Markus Diehl, West LB AG, Düsseldorf
Robert Holl, Westfälische Landschaft Bodenkreditbank AG, Münster

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an e-mail and we will add your name to our mailing list.

Articles in 2004

- Germany: Are economists now too bearish about Germany? May/June 2004
- Japan: Third Time Lucky! March/April 2004
- US-Dollar: It's the economy - stupid! January/February 2004

Articles in 2003

- Rare Gems November/December 2003
- Japan hands the wooden spoon to Germany! September/October 2003
- World: A global economic upturn is underway! July/August 2003
- Germany: Glimmer of hope for an economic revival! May/June 2003
- Germany/Europe: Build up anti-cyclical stock positions March/April 2003
- USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003? January/February 2003

Articles in 2002

- USA: The last ray of hope for the world economy November/December, 2002
- Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
- USA: The U.S. consumers are well alive and kicking! July/August, 2002
- World:Real interest rates and funding conditions May/June 2002
- Euro area: Markets will once again beat economists on ECB rates! March/April 2002
- USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

- World: Will the New Economy Continue? November/December 2001
- USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
- Germany: Searching for the trough of the business cycle July/August 2001
- USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
- Japan: A brief review of the recent BOJ monetary policy March/April 2001
- USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

- Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
- Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
- USA: A flexible labor market is the key issue for a bull market. July/August 2000
- Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
- USA: Overvalued US stock market - so what? March/April 2000
- Germany: The return of inflation? January/February 2000

Articles in 1999

- World: The role of asset prices in US Fed and ESCB monetary policy December 99
- World: Some Thoughts on the 'liquidity' argument November 1999
- USA: Inflation-led interest rate fears - and rightly so? October 1999
- USA: Don't stay long in bonds September 1999
- Euro area: A review of the first six months of the euro currency August 1999
- USA: Do we get a bear market like in 1994 ? July 1999
- USA: Real Wages versus Unemployment Rate June 1999
- Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
- Euro Area: Implied inflation expectations April 1999
- Euro Area: Real 3-month interest rates March 1999

▷ USA: Personal savings rate February 1999

Germany: Are economists now too bearish about Germany?
May/June 2004

During the last three years economists have been much too upbeat about the German economy. Thus, in the course of each year they have had to slash their GDP forecasts back to reality.


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Chart 1 - Source: Consensus Forecast

Actual real GDP growth rates were, on average, as much as 2.3 percentage points below the initial consensus projections. Consensus growth forecasts for the current year have once again been scaled back, albeit only from 1.9% in January 2003 to 1.6% in April 2004. Recently the six leading German economic think tanks, in the framework of their common economic outlook, revised downwards their German growth projection for 2004 from 1.7% in autumn 2003 to 1.5% in spring 2004. What's more, the ZEW Indicator of Economic Sentiment for Germany went south in May and thereby posted the fifth consecutive decline in optimism.


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Chart 2 - Sources: Bloomberg, ZEW
(The ZEW indicator shows the balance between positive and negative expectations among analysts and institutional investors for economic activity in six months' time.)

So the $64,000 question might be whether recent downward revisions are, as in the last three years, the beginning of worse to come. But, having burnt their fingers too often before, economists might have moved too far to the other side by joining the doomsayers. Hence, given these lowered expectations it might now be possible for Germany to generate positive surprises on growth. The following arguments give some positive backing for an outpacing of consensus expectations.

- First of all, it has to be said that the benchmark for the consensus forecasts is the headline real GDP growth rate published by the Federal Statistical Office. This figure is not working-day adjusted. But as Germany has more working days in 2004 than in the previous year, a working-day adjusted growth rate of only 0.9% will be sufficient to reach the consensus forecast of 1.5% for the unadjusted rate. Hence, the actual target to be reached is quite low.

- Second, since the second half of last year, growth forecasts for the two most important German trading partners outside the euro area, the United States and the United Kingdom, have been continuously revised upwards. In April 2004 the consensus growth forecasts for 2004 stood at 4.6% and 3.1%, respectively. What's more, 2004 growth projections for eastern Europe have also been raised, from 4.3% in June 2003 to 5.0% in April 2004. Currently, around 12% of all German goods' exports go to eastern Europe. So, outside Germany, most economies - including the supertankers United States, China and Japan - are booming. Germany will without doubt benefit from this bright outlook for the world economy. Despite the launch of the euro in 1999, Germany is far from being a closed economy. Exports to countries outside the euro area (as a percentage of nominal GDP) have risen from 13.5% in 1991 to 21.2% in 2003.


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Chart 3 - Sources: Deutsche Bundesbank, Bloomberg and own calculations

The United States and Japan, in comparison to that, have current export shares of only around 10%, respectively. In addition, the competitiveness of German companies has improved as a result of the euro depreciation in recent weeks. In March 2004, the indicators of the German economy's price competitiveness, calculated by the Bundesbank, were only slightly above their levels of a year ago. Turning to euro area member states, Germany's most important trading partner, France, is doing well. In the light of better than expected GDP figures for the first quarter of 2004, Christoph Weil, Senior Economist at Commerzbank, recently raised his forecast for French real GDP growth in 2004 from 2.0% to 2.5%. Moreover, Germany will gain market shares from other euro area member states. Whereas German unit labor costs edged up by a meager 0.7% in 2003, unit labor costs for the euro area as a whole rose by 2.2% during the same period of time. What's more, as nearly half of German goods exports consist of capital equipment, German exporters will benefit in particular from the global rebound in investment demand. This is already being registered in the order books of the engineering industry. According to figures from the Federation of the Engineering Industries (VDMA), foreign orders in this sector surged by 41% in the year to March.


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Chart 4- Source: Bloomberg

It is true that the Bundesbank's preliminary March figures for industrial production and factory orders paint a rather gloomy picture of the German economy. But there are rumors in the market that these figures will be revised markedly upwards.

- The brightening export outlook also has some positive spill-over effects for investment. Real machinery and equipment investment rose at an annualized rate of almost 8% in the fourth quarter of last year, after twelve consecutive quarters of decline. In addition, orders received by capital goods producers from the domestic market indicate a slight increase in investment spending in the first quarter of this year. But in contrast to the United States and Japan, German corporations have not yet paid back their "Bubble Economy" debts.


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Chart 5 - Sources: Deutsche Bundesbank, Bloomberg and own calculations

At the end of 2002 the debt of German corporations (as a percentage of nominal GDP) was only a touch below the peak posted in the previous year, and since then the debt situation has hardly improved. According to provisional figures from the Bundesbank, the debt ratio abated only slightly at the end of 2003. This, in turn, will

induce corporations to use a large part of their earnings for reducing excessive debts, thus having less money available for investment. At least (bottom up) earnings estimates have been revised upwards in recent months.


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Chart 6- Source: Thomson Financial

This would under normal circumstances certainly have triggered a marked pick-up in investment expenditure, but in the current climate only a modest investment recovery
is on the cards.

- Germany's problem child is private consumption. In the two previous years, consumer expenditure was hampered by meager growth in gross wages and salaries and a rise in the tax wedge (including social security contributions). In addition, consumers scaled back purchases because they perceived consumer prices - rightly or not - to have jumped markedly in the aftermath of the introduction of euro notes and coins in January 2002. However, after having peaked in August 2002, perceived inflation has since fallen, lessening the burden on private consumption. What's more, the tax wedge is expected to diminish somewhat in this year as the federal government has partially brought forward the income tax cuts originally scheduled for 2005 into 2004.

The basic income tax rate was reduced from 19.9% to 16.0%, the top rate from 48.5% to 45.0%. In addition to this, the federal government is trying to reverse the permanent increase of the mandatory contributions to the social security system, which are equally shared between employers and employees. For this purpose, the government reached a compromise with the CDU/CSU-led opposition on a reform of the statutory healthcare insurance system, aiming to reduce costs by EUR 10 billion in 2004 - and even more in the following years. The reform measures effective since the beginning of this year include among others: higher patient charges for prescription drugs; a reduction of prescription drugs covered by the statutory health insurance; cancellation of insurance benefits for spectacles and introduction of a EUR 10 fee for the first consultation with a doctor in each quarter. Early figures indicate that the reform measures might have the desired effect. According to the National Association of Statutory Health Insurance Physicians, consultations are estimated to have decreased by around 10% in the first quarter of 2004, compared with the same period in the previous year.

This fits in with news on expenditure on medicine borne by the compulsory health insurance system, which went down by around 15% over the same period.


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Chart 7 - Sources: Federal Association of German Pharmacists Federations (Bundesvereinigung Deutscher Apothekerverbände), own calculations

But these current figures have to be taken with a big pinch of salt as more patients went to the doctor in late 2003, in anticipation of fewer social benefits thereafter. Hence, data on consultations and spending on medicine for the early months of 2004 are probably biased downwards. In addition, there are anecdotal reports that physicians tend now to prescribe more of the (expensive) drugs which are still covered by the statutory health insurance in order to help lower income patients to save money.

Nevertheless, the two biggest German health insurance funds, Barmer Ersatzkasse and DAK, with a total of around 15 million insured people, have already trimmed their contribution rates and are considering further cuts. A lower social contribution rate has two positive effects on the German economy: an increase in disposable income of private households and a decline of non-wage labor costs for corporations. In addition to this, the German stock market recovery and the planned legislation to allow stores to open 24 hours a day, may lift consumers' buying propensity somewhat.

In view of a strong world economy and historically low central bank rates, even a lame duck like Germany should start to fly. Last week the Federal Statistical Office published first data on economic trends in the initial quarter of 2004. According to this press release, German real GDP rose by 0.4% in quarter-on-quarter terms with seasonal and calendar adjustments, thus beating market expectations. What's more, the GDP figure for the 4th quarter of 2003 was revised slightly upwards, thus increasing the statistical overhang from 2003. Given this good start to the year, it is in my opinion too late for economists to jump on the doomsayer's bandwagon. Hence, I expect German real GDP to grow by 2.0% in 2004. This should definitely take a further ECB rate cut off the agenda.

Special thanks go to Christoph Weil, Senior Economist at Commerzbank, for his helpful comments.

If you have any comments or questions, please call:

Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

Our latest roadshow presentation is available for download here.

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ Declaration of Compliance with the German Corporate Governance Code (PDF)
▷ Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (PDF)

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Credit Committee of the Supervisory Board, which also deals with the bank's credit and market risks. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, September 15, 2004

The Board of Managing Directors | The Supervisory Board

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on November 7, 2002, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Credit Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1993**	**1994**	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**
Claims outstanding:												
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764
Bonds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,148
Other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035	5,606
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477
Other bonds and notes / other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,357
New lending commitments:												
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627	2,517
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148
Bonds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016
Capital and reserves:												
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554	584
Profit-sharing capital	0	31	36	54	54	129	187	243	255	279	284	324
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297	348
Balance-sheet total:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,188
Net interest and commission income:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5
General operating expenses:												
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2

Financial Calendar 2004/2005

Key Dates 2005	
March 17, 2005	Annual General Meeting and (Supervisory Board) Meeting on the 2004 Annual Accounts
March 18, 2005	Press Conference on the 2004 Annual Accounts and publication of the German version of our 2004 Annual Report
May 2005	Publication of the English version of our 2004 Annual Report
Mid-August 2005	Interim Report as of June 30, 2005
Mid-November 2005	Interim Report as of September 30, 2005

Credit Research

Overview

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

Mortgage Loans

Breakdown of mortgage portfolio
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of non-cover loans
- Loans with a LTV > 60%

Breakdown of new lending commitments
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

All figures are updated periodically (see Overview of updates).

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Overview of updates

Subject	Update period	Last update
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	10.2004
by borrowers and regions	monthly	10.2004
by countries	monthly	10.2004
by risk weighting	monthly	10.2004
derivatives serving as cover	monthly	10.2004
Cover pool at market value		
Development/ Stress scenario	monthly	10.2004
Surplus cover	monthly	10.2004
Breakdown of new lending commitments		
by rating	monthly	10.2004
by borrowers and regions	monthly	10.2004
by countries	monthly	10.2004
by risk weighting	monthly	10.2004
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	10.2004
by borrowers and regions	monthly	10.2004
by countries	monthly	10.2004
by risk weighting	monthly	10.2004
Breakdown of new lending commitments		
by rating	monthly	10.2004
by borrowers and regions	monthly	10.2004
by countries	monthly	10.2004
by risk weighting	monthly	10.2004
Investment of available funds	monthly	10.2004
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	09.2004
foreign loans by type of property, country and LTV	quarterly	09.2004
derivatives serving as cover	monthly	10.2004
Cover pool at market value		
Development/ Stress scenario	monthly	10.2004
Surplus cover	monthly	10.2004

Breakdown of non-cover loans

Loans with a LTV > 60%	monthly	10.2004

Breakdown of new lending commitments

domestic loans by type of property, region and LTV	quarterly	09.2004
foreign loans by type of property, country and LTV	quarterly	09.2004

Derivatives

Counterparty ratings	monthly	10.2004
Yield curve distribution	monthly	10.2004

Risk Management

Value-at-risk	monthly	10.2004
Worst-case scenario	monthly	10.2004
Interest rate risk	monthly	10.2004
Grundsatz I	monthly	10.2004
Grundsatz II	monthly	10.2004

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch		31.10.2004

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	*in Euro m*	*in %*
AAA / Aaa / AAA	16,118	30.46
AA+ / Aa1 / AA+	2,628	4.97
AA / Aa2 / AA	12,612	23.83
AA- / Aa3 / AA-	8,779	16.59
A+ / A1 / A+	2,324	4.39
A / A2/ A	780	1.47
A- / A3 / A-	1,095	2.07
BBB+ / Baa1 / BBB+	312	0.59
Without rating *	8,272	15.63
Total	52,920	100.00

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	3,404	6.43
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,332	8.19
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	339	0.64
Others	197	0.37
Total	**8,272**	**15.63**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,920m

Information as permitted
by banking confidentiality. **31.10.2004**

Please click on the different parts of the pie chart for further information.


29.09%
Public-sector banks and saving banks
Foreign Loans
13.52%
8.60%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
48.79%
Federal Government of Germany, Federal Government's special fund and "Laender"

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	25,821	48.79
Public-sector banks and saving banks	15,396	29.09
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,550	8.60
Foreign Loans	7,153	13.52
Total	**52,920**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,920m

Information as permitted by banking confidentiality.	**31.10.2004**
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	3,971
Federal Government's Special Fund	1,202
Laender (individual German Federal States)	20,648
Total	**25,821**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,920m

Information as permitted
by banking confidentiality. **31.10.2004**

Public-sector banks and savings banks	in Euro m
Public-sector banks	11,128

Savings banks in	in Euro m
Baden-Wuerttemberg	717
Bavaria	69
Bremen	10
Hamburg	95
Hesse	135
Lower Saxony	341
Mecklenburg-Western Pomerania	20
North Rhine-Westphalia	2,342
Rhineland-Palatinate	20
Saarland	5
Schleswig-Holstein	497
Mortgage loans guaranteed by the public-sector	17
Total	**15,396**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,920m

Information as permitted by banking confidentiality.	**31.10.2004**
Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	299
Bavaria	363
Berlin	8
Brandenburg	8
Bremen	132
Hamburg	393
Hesse	214
Lower Saxony	706
Mecklenburg-Western Pomerania	33
North Rhine-Westphalia	1,707
Rhineland-Palatinate	157
Saarland	105
Saxony	2
Saxony-Anhalt	1
Schleswig-Holstein	414
Thuringia	8
Total	**4,550**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,920 m

Information as permitted by banking confidentiality.	**31.10.2004**
Loans within EU	in Euro m
Public-sector banks in EU member states	953
EU member states	3,599
EU regional governments	912
EU member states, cities and municipalities	58
Loans guaranteed by EU member states	713
EU institutions	30
Subtotal	6,265
Other Foreign Loans	in Euro m
Public-sector banks	152
States	108
Regional governments	465
cities and municipalities	8
Loans guaranteed by foreign states	155
Subtotal	888
Total	**7,153**

Public-sector loans

Breakdown of cover pool by countries

		31.10.2004
by countries	in Euro m	in %
Austria	840	1.59
Belgium	151	0.29
Canada	404	0.76
Cyprus	89	0.17
Czech Republic	262	0.50
EU Institutions	30	0.06
Finland	51	0.10
France	503	0.95
Germany	45,775	86.49
Great Britain	26	0.05
Greece	710	1.34
Hungary	598	1.13
Iceland	49	0.09
Italy	129	0.24
Latvia	45	0.09
Lithunia	39	0.07
Poland	263	0.50
Portugal	1,205	2.28
Slovak Republic	50	0.09
Slovenia	70	0.13
Spain	973	1.84
Sweden	87	0.16
The Netherlands	6	0.01
The United States	318	0.60
Others	247	0.47
Total	**52,920**	**100.00**

Public-sector loans

Breakdown of cover pool by risk weighting

		31.10.2004
Risk weighting	in Euro m	in %
0%	35,124	66.37
10%	5,546	10.48
20%	12,250	23.15
100%	0	0.00
Total	**52,920**	**100.00**

Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/10/2004	111.52	-0.19
30/09/2004	111.52	0.52
31/08/2004	111.52	-1.97
31/07/2004	111.52	-2.11
30/06/2004	111.52	-3.45
31/05/2004	111.52	-0.32
30/04/2004	111.52	-1.34
31/03/2004	111.52	-0.76
29/02/2004	111.52	0.64
31/01/2004	111.52	-0.43
31/12/2003	111.52	-0.79
30/11/2003	111.52	-1.61
31/10/2003	111.52	-1.44
30/09/2003	111.52	-2.24
31/08/2003	111.52	-2.40
31/07/2003	111.52	-1.74
30/06/2003	111.52	-1.34
31/05/2003	111.52	-3.13
30/04/2003	111.52	-4.37
31/03/2003	111.52	-7.23
28/02/2002	111.52	-8.22
31/01/2003	111.52	-7.86

Public-Sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value Surplus cover in € m	Surplus cover in % *	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Market value (dynamic approach) Surplus cover in % in the case of rising yields *	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Market value (dynamic approach) Surplus cover in % in the case of falling yields *
31.10.2004	56,414.02	52,861.53	3,552.50	6.66	2,351.02	4.55	4,622.78	8.54
30.09.2004	56,272.94	52,670.90	3,602.04	6.84	2,385.11	4.64	4,698.73	8.70
31.08.2004	55,989.71	52,576.98	3,412.72	6.49	2,211.34	4.31	4,488.71	8.32
31.07.2004	55,810.65	52,499.49	3,311.16	6.31	2,007.42	3.93	4,523.12	8.37
30.06.2004	55,869.76	52,686.32	3,183.44	6.04	1,759.22	3.45	4,543.44	8.35
31.05.2004	55,631.68	52,330.64	3,301.04	6.31	1,717.35	3.39	4,902.65	9.06
30.04.2004	55,419.11	51,409.77	4,009.34	7.80	2,395.04	4.81	6,019.64	11.32
31.03.2004	55,510.38	51,343.85	4,166.53	8.11	2,788.86	5.64	6,612.97	12.51
29.02.2004	54,767.10	51,057.92	3,709.18	7.26	1,908.62	3.86	5,920.97	11.22
31.01.2004	54,366.68	51,077.12	3,259.57	6.44	1,575.83	3.19	5,498.95	10.42

* The amendment of the German Morgage Bank Act (HBG), which took effect on April 9, 2004, stipulates that German mortage banks must, in addition to the **"de facto" overcollateralization**, maintain a **securing excess cover** of 2%. This securing excess cover must also be maintained when calculating the present value, including stress scenarios (upward/downward yield curve shifts). The calculation of the present value is governed by the Net Present Value Directive (Barwertverordnung) published by the Federal Financial Supervisory Authority (BaFin) in December 2003. To ensure that the mandatory overcollateralization is maintained at all times, banks are required to simulate stress scenarios in accordance with the static or the dynamic approach. For the static approach, the stress scenario is calculated on the basis of a parallel yield curve shift by +/- 250 basis points.

For the dynamic approach, a number and distribution of maturities appropriate to the scope and structure of the institution's transactions has to be selected on the respective yield curve. The minimum number of maturities is six, including the following: 1 month, 1 year, 5 years, 7 years, 10 years and 15 years.

Essen Hyp uses the dynamic approach.

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/10/2004	51,805.87	52,919.77	1,113.90	2.2	399.80	0.8	3.0
30/09/2004	51,802.74	52,965.24	1,162.50	2.2	570.80	1.1	3.3
31/08/2004	51,718.23	52,834.41	1,116.18	2.2	304.80	0.6	2.8
31/07/2004	51,850.10	53,113.88	1,263.78	2.4	446.80	0.9	3.3
30/06/2004	52,128.36	53,165.67	1,037.31	2.0	331.33	0.6	2.6
31/05/2004	51,663.36	52,854.12	1,190.76	2.3	459.75	0.9	3.2
30/04/2004	50,595.48	52,409.61	1,814.13	3.6	593.37	1.2	4.8
31/03/2004	50,105.46	51,723.48	1,618.02	3.2	616.30	1.2	4.4
29/02/2004	49,978.24	51,322.38	1,344.14	2.7	340.17	0.7	3.4
31/01/2004	50,215.02	51,259.87	1,044.85	2.1	115.20	0.2	2.3
31/12/2003	50,182.81	50,821.11	638.30	1.3	256.37	0.5	1.8
30/11/2003	50,378.42	51,173.12	794.70	1.6	411.84	0.8	2.4
31/10/2003	50,151.37	50,693.46	542.09	1.1	475.60	0.9	2.0
30/09/2003	50,787.81	51,390.95	603.14	1.2	355.70	0.7	1.9
31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4
30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch		31.10.2004

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	2,703	25.07
AA+ / Aa1 / AA+	644	5.97
AA / Aa2 / AA	2,097	19.45
AA- / Aa3 / AA-	2,333	21.64
A+ / A1 / A+	1,238	11.48
A / A2/ A	144	1.34
A- / A3 / A-	340	3.15
BBB+ / Baa1 / BBB+	50	0.46
Without rating *	1,234	11.44
Total	10,783	100.00

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	974	9.03
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	189	1.75
Others	71	0.66
Total	**1,234**	**11.44**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

31.10.2004

Please click on the different parts of the pie chart for further information.


Public-sector banks and saving banks
32.65%
Foreign Loans
25.55%
1.94%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
39.86%
Federal Government of Germany, Federal Government's special fund and "Laender"

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	4,298	39.86
Public-sector banks and saving banks	3,521	32.65
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	209	1.94
Foreign Loans	2,755	25.55
Total	**10,783**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **31.10.2004**

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	125
Federal Government's Special Fund	0
Laender (individual German Federal States)	4,173
Total	**4,298**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **31.10.2004**

Public-sector banks, Private banks and savings banks	in Euro m
Public-sector banks and Private banks	2,308

Savings banks in	in Euro m
Baden-Wuerttemberg	135
Hamburg	75
Hesse	107
Lower Saxony	50
Mecklenburg-Western Pomerania	40
North Rhine-Westphalia	605
Rhineland-Palatinate	20
Schleswig-Holstein	181
Total	**3,521**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. **31.10.2004**

Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	69
Bavaria	0
Berlin	0
Brandenburg	0
Bremen	0
Hamburg	70
Hesse	0
Lower Saxony	40
Mecklenburg-Western Pomerania	10
North Rhine-Westphalia	20
Rhineland-Palatinate	0
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	0
Thuringia	0
Total	**209**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **31.10.2004**

Loans within EU	in Euro m
Public-sector banks in EU member states	63
EU member states	1,920
EU regional governments	274
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	83
EU institutions	0
Subtotal	2,340

Other Foreign Loans	in Euro m
States	48
Regional governments	227
Foreign member states, cities and municipalities	23
Loans guaranteed by foreign states	117
Subtotal	415
Total	**2,755**

Public-sector loans - Breakdown of new lending commitments

by countries

by countries	in Euro m	in %
		31.10.2004
Austria	63	0.58
Belgium	15	0.14
Canada	86	0.80
Cyprus	80	0.74
Czech Republic	200	1.85
Germany	8,027	74.44
Greece	650	6.03
Hungary	56	0.52
Iceland	114	1.06
Italy	735	6.82
Latvia	45	0.42
Lithuania	39	0.36
Portugal	60	0.56
Slovak Republic	67	0.62
Slovenia	15	0.14
Spain	315	2.92
The United States	216	2.00
Total	**10,783**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by risk weighting

		31.10.2004
Risk weighting	in Euro m	in %
0%	6,916	64.13
10%	557	5.17
20%	3,310	30.70
Total	**10,783**	**100.00**

Risk Report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our internal organization and to optimize our models and procedures in order to identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions, but also enables us to recognize new opportunities.

Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible business strategy that focuses on creating added value, it must also install effective control mechanisms. The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative directives issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also operational risks are of major importance.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Currency risks are ruled out by specific hedging transactions.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.

- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- In accordance with Basel II, Essen Hyp defines operational risks as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

Risk management under two different accounting standards. So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (HGB). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards/International Financing Reporting Standards (IAS/IFRS), Essen Hyp was required to introduce IAS/IFRS as an additional accounting system. As a non-trading book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS/IFRS focuses much more on market values. Thus, derivatives and loans not originated by the bank are reported at market value due to the fact that the Commerzbank Group does not make use of the category 'held to maturity'.

Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage potential effects on our balance sheet within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	Market Conformity Checking Section
Risk reporting	Controlling Department Market Conformity Checking Section

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department Notifying and Credit Research Department
Individual customers (mortgage loans)	Property Financing Department - Transaction Management, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department - Transaction Management, Notifying and Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Property Financing Department - Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Corporate Management Department Notifying and Credit Research Department Mortgage Lending Risk Management Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk management structure - Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors in accordance with the Group's guidelines. These policies form the basis of our bank's risk management and control system.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Risk acceptance. Up to the end of the first quarter of the period under review the acceptance of risks was the responsibility of the departments dealing with customers and products. It was their task to identify, evaluate and actively manage risk positions. However, following the implementation of the Minimum Requirements for Lending Operations (MaK) in 2003 these procedures have been revised. Risk acceptance is now mainly the responsibility of the relevant back office/transaction management function in order to ensure a credit risk management that is independent of market developments.

Risk monitoring

Market risks - Value at risk (VaR). The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure. As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a onesided confidence interval, which covers both positive and negative changes in value.

In 2003, we observed nine outliers when using a 97.5% confidence level. These outliers were mostly due to rather extreme market movements triggered by the Iraq conflict. In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift. The Board of Managing Directors, in co-operation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times. The VaR utilization of the authorized limit came to 59.2% as of December 31, 2003 and to 70.4% on an annual average. The utilization of the limit for worst case scenarios stood at 42.1% on the balance sheet date, while the annual average was 53.9%.

In addition to this, we simulate various stress test scenarios in order to be in a position to better assess and limit possible losses arising from extreme market movements, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time. For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software, as well as other valuation tools developed within the bank.

Value at risk on a daily basis and on an annual average of the authorized limit in 2003 in %


100
70
50
40
30
20
Feb
Aug.
Sep
Dec

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average in % (since March 1, 2001)


25
20
15
10
5
0
2001
2002
2003
Upper limit
Annual average

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BaFin.

These figures are calculated on a daily basis. In 2003 the average limit utilization within this 'traffic light system' came to 13.8%, while, on the balance sheet date, it stood at 9.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

Internal reporting. On each business day, the Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system'. Moreover, the market values of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate positions, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department, provides, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (HGB) and IAS/IFRS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The Notifying and Credit Research Department provides information about the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality. And, finally, the Market Conformity Checking Section reports on its assessment of the market conformity of the transactions entered into. Within the framework of implementing the Minimum Requirements for Lending Operations (MaK) we have set up the necessary internal procedures to draw up quarterly reports in accordance with these requirements. These quarterly reports are based on the monthly reports referred to above. The first quarterly report which covered the third quarter of 2003 was completed in February 2004.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 80.8% of our total assets, public-sector loans and loans to credit institutions governed by private law and to other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2003, the volume of this portfolio came to €59.9bn, including pro-rata interest of €1.3bn.

The high quality of our public-sector cover assets, amounting to €50.8bn as of December 31, 2003, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. In terms of the BIS standards, 61.9% of these assets are classified at a risk weighting of 0%, 14.6% at 10% and 23.5% at 20%. A breakdown of the loan portfolio by rating reveals that 30.6% of the assets have been awarded a triple A, 45.7% a double A, 5.3% a single A and 0.6% a triple B. Those assets which were not rated by an external rating agency, i.e. 17.8 % of the total loan volume, include loans to credit institutions governed by public law (41.6%) and national and international public-sector bodies (58.4%), whose excellent credit quality was confirmed by our internal credit quality analysis. The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover

transactions (excluding derivatives) with these counterparties amounted to €4.3bn as of December 31, 2003. While 0.2% of these counterparties were rated triple A, 22.4% were rated double A, 69.7% single A and 4.3% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated periodically.

Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum rating of A-/A3 during their term, is limited to one time the bank's liable own capital.

Ratings of our cover assets	**as of Dec 31, 2003**	
Standard & Poor`s / Moody`s / Fitch	in € m	in %
AAA / Aaa / AAA	15,550	30.60
AA+ / Aa1 / AA+	3,572	7.03
AA / Aa2 / AA	11,706	23.03
AA- / Aa3 / AA-	7,943	15.63
A+ / A1 / A+	1,001	1.97
A / A2 / A	885	1.74
A- / A3 / A-	834	1.64
BBB+ / Baa1 / BBB+	262	0.52
BBB- / Baa2 / BBB-	32	0.06
Not rated	9,036	17.78
Total	**50,821**	**100.00**

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling €1.2bn, in the form of securities that are listed on European stock markets, to EU candidate countries which will become EU members on May 1, 2004. These securities have an average maturity of nine and a maximum maturity of ten years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 86 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	**in € m/remaining time to maturity**			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	60	447	4,930	5,437
Double A	4,530	26,600	16,815	47,945
Single A	10,655	50,086	35,194	95,935
not rated	5,195	39,543	23,737	68,475

Total	**20,440**	**116,676**	**80,676**	**217,792**

To a certain extent the entries of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have, in most cases, notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings	**in € m/remaining time to maturity**			
Rating	< 1 year	1-5 years	> 5 years	Total
Single A	5,195	39,474	23,512	68,181
not rated	0	69	225	294
Total	**5,195**	**39,543**	**23,737**	**68,475**

Currently no interest rate derivatives for a collateralization at market value. The 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz), which took effect in 2002, and the related amendments to the German Mortgage Bank Act (HBG) permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the outstanding Pfandbriefe and the nominal value of the cover assets, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that maintaining a present-value surplus cover is a prerequisite for issuing Pfandbriefe. Present-value surplus cover means that the market value of the cover assets must, at all times, exceed the market value of the Pfandbriefe outstanding. Currency swap transactions, which have been entered into prior to the implementation of the 4th Financial Market Promotion Act for the purpose of eliminating currency risks relating to foreign-currency loans in the cover pool, have been included in our market-value cover pool at their market value as of December 31, 2003 (€-9m).

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Section. Further assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH. The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in organization instructions, which are available to our staff in electronic form. As far as the granting of small residential loans is concerned, Essen Hyp makes use of an adequate customer and property scoring system, which is also applied when co-operating within the Group. However, in view of the implementation of Basel II, we will revise this system in close co-ordination with our parent company, the Commerzbank AG, in order to obtain a scoring system for the assessment of small residential loans and the borrowers' credit quality, which is in line with the new requirements on internal ratings. When granting loans that are not classified as small residential loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned (including the determination of the lending value (Beleihungswert) in accordance with the German Mortgage Bank Act (HBG)), which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations (MaK). As in the previous years, we have permanently monitored the risks inherent in our stakes in large-volume property portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG.

Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the Minimum Requirements for Lending Operations (MaK), make great demands on all German banks. This is why Essen Hyp pushed the development of suitable methods for calculating the minimum capital requirements and for measuring risks in accordance with the internal rating based (IRB) approach for both public-sector and mortgage lending in 2003. This was done in close co-operation with our parent company, the Commerzbank AG. Furthermore, we participated in two joint projects on loss given default (LGD) grading and probability of default (PD) rating. These projects aim at optimizing the elements which are required to obtain a PD rating that satisfies the Basel II requirements, and at developing the related rating tools while taking into account the special characteristics of German mortgage banks.

The LGD project for mortgage lending operations focuses on developing a rating tool which calculates the loss rate for each individual loan after the occurrence of an event of default and the subsequent liquidation of the loan security. This calculation takes into account general criteria which apply to all member institutions of the Association of German Mortgage Banks (VDH), such as the recovery rate or the duration of the liquidation process, as well as individual parameters specific to each bank, such as recovery costs or the period of time between default and liquidation. Each participating bank is thus in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security. Upon completion of the project we received another tool for calculating our capital requirements, the LGD component. The first version of this LGD component has already been incorporated in our internal EDP systems. Final testing, the implementation of subprojects and the inclusion of complementary data are planned for the business year 2004. It is worth mentioning in this context that, in 2003, Essen Hyp and several other VDH members entered into a legally binding agreement to continue the LGD project. This includes, in particular, refining the calculation tools described above and evaluating the data provided by the participating banks. The project is managed by the Hyp Real Estate Rating Services GmbH, a wholly owned subsidiary of the Association of German Mortgage Banks (VDH). Upon the full integration of the LGD grading into our internal EDP systems in 2004 we will be able to systematically calculate the LGD – and thus to internally measure the loss in an event of default – in accordance with the advanced IRB approach.

The negotiations on the joint project 'PD rating for commercial properties', entered into with the publishing house Bank Verlag Köln, the RES Consult GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg, were successfully concluded in mid-2003. Based upon the know-how of the six participating banks as regards property financing, a PD prototype with certain rating functions has been developed and made available to the individual banks. Later on, this prototype will be replaced by the final rating tool, which has yet to be developed in full. Using this tool, we are in a position to measure the probability of default for each loan that is allocated to one of the internal rating categories. The time horizon applied is one year. As soon as this rating procedure is applied by all banks involved in the project, they will be in a position to calculate the probability of default of each borrower on the basis of the available data and in accordance with the Basel II requirements. The quantity and quality of the available data plays a key role in ensuring reliable PD ratings. The banks involved in the PD rating project have committed themselves to

continuously providing suitable data, which then forms the basis for an adequate calibration and validation. In the framework of implementing the new IRB requirements, and in accordance with the Minimum Requirements for Lending Operations (MaK), Essen Hyp has started to carry out the first practical rating analyses using the new PD tool.

Once the rating components described above have been implemented, our bank will satisfy all requirements that have to be met in order to set up an individual risk classification. We will thus be eligible to adopt the advanced internal ratings approach under Basel II for deriving our capital requirements and for pricing purposes. As before, Essen Hyp will develop its PD rating system for mortgage loans for in close co-operation with the Commerzbank AG.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually gauges which risk provisioning measures need to be taken in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of our Treasury Department. It is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the public-sector, corporate and bank bonds held as assets are extremely liquid. This ensures that they can be disposed of or sold under agreements to repurchase at short notice - within the scope of nominal overcollateralization - should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to Grundsatz II was 1.21 at the end of the year (minimum ratio required by law: 1.0).

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their nature as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole. Accordingly, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which most of our employees participate.

Development of our liquidity ratio in accordance with Grundsatz II


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

The statements and analyses made by the participants in this self assessment cover IT issues (i.e. impacts of system failures, the quality of software administration, interface functionality, protection against wrong user input), internal procedures (quality and comprehensiveness of organizational directives, competencies as regards the initiation, approval and conclusion of business transactions), together with potential criminal and unauthorized acts (control mechanisms, protection of customer data and system and application files).
In November 2003 this self assessment was carried out for the third time. We have developed a specific database in order to adequately record, administer and analyze the results.

In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure. Against this background Essen Hyp has recorded and reported all losses exceeding €5,000 since the beginning of 2002. Since mid-2003 our bank has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by directly entering the relevant information into the database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. In 2003 we also reported, for the first time, the legal risks taken by our bank to our parent company. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by Essen Hyp in 2003 was € 111,000.

However, even before the introduction of the self assessments and the collection of losses as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Our reserve headquarters referred to above is situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged. Thus a trouble-free 24-hour data flow,

without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back offices during 2003 by organizing certified seminars on job-specific as well as general issues. To the extent possible, this aims at preventing errors that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of international law firms.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments, related risks and their potential impact on our bank's business activities.

Internal auditing

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during its subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied. Should the Internal Audit, at any time, reveal material deficiencies, the Chairman of the Supervisory Board has to be informed immediately.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-oriented and process-specific inspection, the audit mainly focuses on the bank's structural and procedural organization risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable
operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further

increase in the future. The Minimum Requirements for Trading Activities (MaH) and the Minimum Requirements for Lending Operations (MaK), together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent, capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

Value at risk

Date	Utilization in %	Annual average utilization in %
31/10/2004	80.6	72.2
30/09/2004	83.2	72.2
31/08/2004	75.3	72.2
31/07/2004	75.5	72.2
30/06/2004	83.0	72.2
31/05/2004	62.0	72.2
30/04/2004	79.5	72.2
31/03/2004	55.7	72.2
29/02/2004	60.5	72.2
31/01/2004	76.7	72.2
31/12/2003	59.2	70.4
30/11/2003	69.8	70.4
31/10/2003	91.6	70.4
30/09/2003	85.3	70.4
31/08/2003	79.3	70.4
31/07/2003	45.0	70.4
30/06/2003	60.4	70.4
31/05/2003	67.3	70.4
30/04/2003	71.3	70.4
31/03/2003	73.9	70.4
28/02/2003	67.1	70.4
31/01/2003	67.1	70.4

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/10/2004	63.5	48.6
30/09/2004	58.7	48.6
31/08/2004	55.0	48.6
31/07/2004	56.1	48.6
30/06/2004	56.6	48.6
31/05/2004	41.3	48.6
30/04/2004	43.3	48.6
31/03/2004	34.0	48.6
29/02/2004	36.6	48.6
31/01/2004	46.5	48.6
31/12/2003	42.1	54.0
30/11/2003	54.9	54.0
31/10/2003	58.5	54.0
30/09/2003	60.1	54.0
31/08/2003	54.4	54.0
31/07/2003	26.7	54.0
30/06/2003	40.7	54.0
31/05/2003	57.2	54.0
30/04/2003	57.3	54.0
31/03/2003	60.4	54.0
28/02/2003	63.2	54.0
31/01/2003	55.7	54.0

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BaFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BaFin).

Date	Average utilization
31/10/2004	17.18%
30/09/2004	17.60%
31/08/2004	17.39%
31/07/2004	17.55%
30/06/2004	13.08%
31/05/2004	10.22%
30/04/2004	11.36%
31/03/2004	10.83%
29/02/2004	9.43%
31/01/2004	6.63%
31/12/2003	10.59%
30/11/2003	12.64%
31/10/2003	14.99%

These figures are calculated daily and are reported to the BaFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.6% (percentage required by law: 8%) and a core capital ratio of 6.5% (percentage required by law: 4%) as of Oktober 31, 2004, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BaFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
Mai 04
Jun 04
Jul 04
Aug 04
Sep 04
Okt 04

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
31/10/2004	4.0	6.5	8.0	12.6
30/09/2004	4.0	6.6	8.0	12.6
31/08/2004	4.0	6.5	8.0	12.5
31/07/2004	4.0	6.5	8.0	12.3
30/06/2004	4.0	6.3	8.0	12.0
31/05/2004	4.0	6.3	8.0	12.0
30/04/2004	4.0	6.2	8.0	11.9
31/03/2004	4.0	6.0	8.0	11.5
29/02/2004	4.0	5.6	8.0	11.3
31/01/2004	4.0	6.0	8.0	12.1
31/12/2003	4.0	6.2	8.0	12.3
30/11/2003	4.0	6.1	8.0	12.1
31/10/2003	4.0	6.0	8.0	11.9
30/09/2003	4.0	6.1	8.0	12.1
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/10/2004	1.22	1.0
30/09/2004	1.30	1.0
31/08/2004	1.31	1.0
31/07/2004	1.21	1.0
30/06/2004	1.29	1.0
31/05/2004	1.90	1.0
30/04/2004	1.60	1.0
31/03/2004	1.16	1.0
29/02/2004	1.70	1.0
31/01/2004	1.64	1.0
31/12/2003	1.21	1.0
30/11/2003	1.53	1.0
31/10/2003	1.65	1.0
30/09/2003	1.15	1.0
31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch **31-10.2004**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	109	2.10
AA+ / Aa1 / AA+	3	0.06
AA / Aa2 / AA	19	0.37
AA- / Aa3 / AA-	1,008	19.44
A+ / A1 / A+	766	14.78
A / A2 / A	1,264	24.38
A- / A3 / A-	1,890	36.46
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	125	2.41
Total	**5,184**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	25	0.48
International credit institutions	0	0
Other (e.g. financial institutions)	100	1.93
Total	**125**	**2.41**

Breakdown of non-cover assets

by borrowers

by borrowers	in Euro m	in %
		31.10.2004
National credit institutions	1,648	31.79
Foreign Governments and municipalities	0	0.00
International credit institutions	3,206	61.84
Other foreign financial institutions (guaranteed by national or international credit institutions)	311	6.00
Others	19	0.37
Total	**5,184**	**100.00**

Breakdown of non-cover assets

by countries

		31.10.2004
by countries	in Euro m	in %
Germany	**1,658**	**31.99**
EU member states without Germany		
The Netherlands	708	13.66
France	315	6.08
Austria	437	8.43
Great Britain	285	5.50
Iceland	100	1.93
Ireland	135	2.60
Italy	655	12.64
Spain	110	2.12
Finland	50	0.96
Estonia	50	0.96
Hungary	50	0.96
Total EU without Germany	**2,895**	**55.84**
Others	631	12.17
Total	**5,184**	**100.00**

Breakdown of non-cover assets

by risk weighting

		31.10.2004
Risk weighting	in Euro m	in %
0%	109	2.10
10%	300	5.79
20%	4,598	88.70
100%	177	3.41
Total	**5,184**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **31.10.2004**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	100	4.32
AA+ / Aa1 / AA+	3	0.13
AA / Aa2 / AA	13	0.56
AA- / Aa3 / AA-	334	14.44
A+ / A1 / A+	350	15.13
A / A2 / A	437	18.89
A- / A3 / A-	1,076	46.53
Total	**2,313**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by borrowers

by borrowers	31.10.2004 in Euro m	in %
National credit institutions	321	13.88
Foreign Governments and municipalities	0	0.00
International credit institutions	1,967	85.04
Other foreign financial institutions (guaranteed by national or international credit institutions)	25	1.08
Others	0	0.00
Total	**2,313**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

		31.10.2004
by countries	in Euro m	in %
Germany	**321**	**13.89**
EU member states without Germany		
The Netherlands	100	4.32
France	150	6.49
Austria	75	3.24
Great Britain	175	7.57
Iceland	25	1.08
Ireland	125	5.40
Italy	480	20.75
Spain	90	3.89
Finland	50	2.16
Estonia	50	2.16
Hungary	50	2.16
Total EU without Germany	**1,370**	**59.22**
Others	622	26.89
Total	**2,313**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by risk weighting

		31.10.2004
Risk weighting	in Euro m	in %
0%	0	0.00
10%	100	4.32
20%	2,213	95.68
100%	0	0.00
Total	**2,313**	**100.00**

Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
31.10.2004	1,262	44.0	3.49
30.09.2004	1,251	94.0	7.51
31.08.2004	1,251	94.0	7.51
31.07.2004	1,241	94.0	7.57
30.06.2004	1,241	178.5	14.38
31.05.2004	1,241	180.5	14.54
30.04.2004	1,241	277.5	22.36
31.03.2004	1,241	302.5	24.38
29.02.2004	1,168	305.5	26.16
31.01.2004	1,168	305.5	26.16
31.12.2003	1,168	355.5	30.44
30.11.2003	1,168	375.5	32.15
31.10.2003	1,168	444.0	38.01
30.09.2003	1,167	458.0	39.25
31.08.2003	1,157	462.0	39.93
31.07.2003	1,155	462.0	40.00
30.06.2003	1,155	509.0	44.07
31.05.2003	1,135	465.0	40.97
30.04.2003	1,135	458.5	40.40
31.03.2003	1,135	474.5	41.81
28.02.2003	1,108	476.0	42.96

31.01.2003	1,108	449.5	40.58

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity								**31.10.2004**
Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	55.0	0.36	522.5	0.49	4,583.2	5.69	5,160.6	2.54
Double A	2,389.7	15.44	22,648.1	21.19	17,755.0	22.02	42,792.8	21.08
Single A	13,034.0	84.20	83,652.5	78.27	57,943.2	71.87	154,629.8	76.19
Not rated	0	0	50.0	0.05	336.0	0.42	386.0	0.19
Total	**15,478.7**	**100.00**	**106,873.1**	**100.00**	**80,617.4**	**100.00**	**202,969.2**	**100.00**

Yield curve distribution

Essen Hyp derivatives portfolio by instruments Financial derivatives in Euro m / Remaining time to maturity **31.10.2004**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	14,268.6	92.19	104,942.5	98.20	78,551.5	97.44	197,762.7	97.44
Swaptions	10.0	0.06	1,028.6	0.96	756.1	0.94	1,794.7	0.88
Other interest rate derivatives	0	0	204.5	0.19	0	0.00	204.5	0.10
Currency swaps	1,200.1	7.75	697.5	0.65	1,309.8	1.62	3,207.3	1.58
Total	**15,478.7**	**100.00**	**106,873.1**	**100.00**	**80,617.4**	**100.00**	**202,969.2**	**100.00**

Ratings and Analyses

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	AAA
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook positive)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 31, 2004 and ratings as of Aug 01, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
▷ Fitch Ratings	Extract as of October 25, 2004; the complete report can be obtained from Fitch.

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X
New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X
Interest rate risk	X
Compliance with the self-restrictions regarding the investment of available funds	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m **30.09.2004**

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	713.3	37.3	17.0	2.1	261.1	58.9	72.6	54.1	38.5	21.4	1,085.5	40.7
	West **	491.0	25.7	362.8	44.2	47.6	10.7	15.7	11.7	60.5	33.6	614.8	23.0
	East ***	20.5	1.1	18.6	2.3	2.0	0.5	0.6	0.4	4.1	2.3	27.2	1.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.4	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.0
	East ***	0.2	0.0	0,0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Factory buildings	Foreign countries	1.3	0.1	1.3	0.2	0.4	0.1	0.1	0.1	0.0	0.0	1.8	0.1
	West **	53.3	2.8	31.4	3.8	7.4	1.7	2.9	2.2	5.9	3.3	69.5	2.6
	East ***	1.8	0.1	0.1	0.0	0.6	0.1	0.2	0.1	0.2	0.1	2.8	0.1
Shops	Foreign countries	52.1	2.7	0.0	0.0	17.5	3.9	8.8	6.6	20.5	11.4	98.9	3.7
	West **	188.2	9.9	159.7	19.4	15.4	3.5	4.2	3.1	4.1	2.3	211.9	7.9
	East ***	54.9	2.9	46.5	5.7	17.1	3.9	7.3	5.4	9.4	5.2	88.7	3.3
Hotels and restaurants	Foreign countries	26.8	1.4	0.0	0.0	2.6	0.6	0.0	0.0	0.0	0.0	29.4	1.1
	West **	33.8	1.8	20.0	2.4	13.0	2.9	4.1	3.1	8.6	4.8	59.5	2.2
	East ***	21.6	1.1	7.3	0.9	3.9	0.9	1.9	1.4	2.9	1.6	30.3	1.1
Other non-residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	186.9	9.8	140.0	17.0	35.5	8.0	9.3	6.9	13.5	7.5	245.2	9.2
	East ***	0.9	0.0	1.0	0.1	0.3	0.1	0.2	0.1	0.1	0.1	1.5	0.1
Warehouses and exhibition	Foreign countries	34.6	1.8	0.0	0.0	11.5	2.6	3.5	2.6	5.3	2.9	54.9	2.1
	West **	29.0	1.5	15.3	1.9	7.2	1.6	2.7	2.0	6.6	3.7	45.5	1.7

buildings	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	828.1	43.2	18.3	2.2	293.1	66.1	85.0	63.5	64.3	35.7	1,270.5	47.6
	West **	982.6	51.4	729.4	88.8	126.1	28.5	38.9	29.0	99.2	55.1	1,246.8	46.7
	East ***	99.9	5.2	73.5	9.0	23.9	5.4	10.2	7.6	16.7	9.3	150.7	5.7
	Total	**1,910.6**	**100.0**	**821.2**	**100.0**	**443.1**	**100.0**	**134.1**	**100.0**	**180.2**	**100.0**	**2,668.0**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	2,450.3	56.2	1,150.8	52.7	70.4	33.3	2.4	10.0	1.0	2.6	2,524.1	54.5
	East ***	328.1	7.5	115.0	5.3	15.3	7.2	1.1	4.6	0.4	1.0	344.9	7.4
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	729.2	16.7	312.2	14.3	25.4	12.0	1.5	6.3	0.7	1.8	756.8	16.3
	East ***	45.7	1.0	14.1	0.6	1.6	0.8	0.1	0.5	0.1	0.3	47.5	1.0
Residen-tial con-struction for letting purposes	Foreign countries	33.0	0.8	0.5	0.0	10.8	5.1	4.2	17.6	5.1	13.1	53.1	1.1
	West **	663.4	15.2	518.6	23.8	72.9	34.5	11.9	49.7	15.4	39.7	763.6	16.5
	East ***	111.8	2.6	70.6	3.2	15.0	7.1	2.7	11.3	16.1	41.5	145.6	3.1
Total residential properties	Foreign countries	33.0	0.8	0.5	0.0	10.8	5.1	4.2	17.6	5.1	13.1	53.1	1.1
	West **	3,842.9	88.1	1,981.6	90.8	168.7	79.8	15.8	66.0	17.1	44.1	4,044.5	87.3
	East ***	485.6	11.1	199.7	9.2	31.9	15.1	3.9	16.4	16.6	42.9	538.0	11.6
	Total	**4,361.5**	**100.0**	**2,181.8**	**100.0**	**211.4**	**100.0**	**23.9**	**100.0**	**38.8**	**100.0**	**4,635.6**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	861.1	65.1	18.8	0.6	303.9	23.0	89.2	6.7	69.4	5.2	1,323.6	18.1
	West **	4,825.5	91.2	2,711.0	90.3	294.8	5.6	54.7	1.0	116.3	2.2	5,291.3	72.5

East ***	585.5	85.0	273.2	9.1	55.8	8.1	14.1	2.1	33.3	4.8	688.7	9.4
Total	**6,272.1**	**85.9**	**3,003.0**	**100.0**	**654.5**	**9.0**	**158.0**	**2.2**	**219.0**	**3.0**	**7,303.6**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m **30.09.2004**

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	48.0	0.0	114.2	23.0	13.6	198.8	15.6
	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	England	451.7	0.0	98.8	39.3	24.9	614.7	48.4
	France	82.5	0.1	8.8	1.1	0.0	92.4	7.3
	Canada	18.9	0.0	7.2	0.8	0.0	26.9	2.1
	The Netherlands	48.0	15.8	11.1	1.6	0.0	60.7	4.8
	Spain	63.0	0.0	21.0	6.8	0.0	90.8	7.1
Factory/workshop buildings	The Netherlands	1.3	1.3	0.4	0.1	0.0	1.8	0.1
Shops	England	20.9	0.0	7.1	3.6	11.9	43.5	3.4
	Poland	31.2	0.0	10.4	5.2	8.6	55.4	4.4
Hotels and restaurants	United States	7.8	0.0	2.6	0.0	0.0	10.4	0.8
	France	19.0	0.0	0.0	0.0	0.0	19.0	1.5
Warehouse and exhibition buildings	France	31.3	0.0	10.4	3.0	4.2	48.9	3.8
	The Netherlands	3.3	0.0	1.1	0.5	1.1	6.0	0.5
Total commercial properties	United States	55.8	0.0	116.8	23.0	13.6	209.2	16.5
	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	England	472.6	0.0	105.9	42.9	36.8	658.2	51.8
	France	132.8	0.1	19.2	4.1	4.2	160.3	12.6
	Canada	18.9	0.0	7.2	0.8	0.0	26.9	2.1
	The Netherlands	52.6	17.1	12.6	2.2	1.1	68.5	5.4
	Poland	31.2	0.0	10.4	5.2	8.6	55.4	4.4
	Spain	63.0	0.0	21.0	6.8	0.0	90.8	7.1
	Total	**828.1**	**18.3**	**293.1**	**85.0**	**64.3**	**1,270.5**	**100.0**

Residential Properties in Euro m **30.09.2004**

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	United States	22.2	0.0	7.4	2.5	0.7	32.8	61.8
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	1.1
	France	10.2	0.0	3.4	1.7	4.4	19.7	37.1
Total residential properties	United States	22.2	0.0	7.4	2.5	0.7	32.8	61.8
	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	1.1
	France	10.2	0.0	3.4	1.7	4.4	19.7	37.1
	Total	**33.0**	**0.5**	**10.8**	**4.2**	**5.1**	**53.1**	**100.0**

Total in Euro m **30.09.2004**

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	United States	78.0	0.0	124.2	25.5	14.3	242.0	18.3

Belgium	1.8	1.6	0.0	0.0	0.0	1.8	0.1
England	472.6	0.0	105.9	42.9	36.8	658.2	49.7
France	143.0	0.1	22.6	5.8	8.6	180.0	13.6
Canada	18.9	0.0	7.2	0.8	0.0	26.9	2.0
The Netherlands	52.6	17.1	12.6	2.2	1.1	68.5	5.2
Poland	31.2	0.0	10.4	5.2	8.6	55.4	4.2
Spain	63.0	0.0	21.0	6.8	0.0	90.8	6.9
Total	**861.1**	**18.8**	**303.9**	**89.2**	**69.4**	**1,323.6**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/10/2004	1.17	-0.05
30/09/2004	1.17	-0.03
31/08/2004	1.17	-0.04
31/07/2004	1.17	-0.04
30/06/2004	1.17	-0.05
31/05/2004	1.17	-0.00
30/04/2004	1.17	-0.04
31/03/2004	1.17	-0.03
29/02/2004	1.17	-0.02
31/01/2004	1.17	-0.04
31/12/2003	1.17	-0.04
30/11/2003	1.17	-0.05
31/10/2003	1.17	-0.05
30/09/2003	1.17	-0.04
31/08/2003	1.17	-0.05
31/07/2003	1.17	-0.04
30/06/2003	1.17	-0.02
31/05/2003	1.17	-0.06
30/04/2003	1.17	-0.08
31/03/2003	1.17	-0.13
28/02/2003	1.17	-0.15
31/01/2003	1.17	-0.02

Mortgage loans - Cover pool at market value

Development / Stress scenario

					Market value (dynamic approach)		Market value (dynamic approach)	
Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value Surplus cover in € m	Surplus cover in % *	Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields *	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields *
31.10.2004	4,712.03	4,236.64	475.39	11.22	307.87	7.40	646.95	14.99
30.09.2004	3,570.10	3,215.79	354.31	11.02	256.84	8.20	450.23	13.64
31.08.2004	3,515.48	3,187.26	328.22	10.30	230.66	7.43	423.86	12.95
31.07.2004	3,415.73	3,147.42	268.31	8.52	153.74	5.03	384.68	11.86
30.06.2004	3,450.04	3,144.54	305.50	9.72	189.20	6.22	424.67	13.05
31.05.2004	3,500.26	3,114.61	385.65	12.38	254.99	8.49	524.16	16.24
30.04.2004	3,236.24	3,008.50	227.74	7.57	103.27	3.56	381.56	12.23
31.03.2004	3,133.24	2,856.19	277.06	9.70	167.37	6.09	412.39	13.91
29.02.2004	3,036.60	2,821.82	214.78	7.61	97.87	3.59	358.57	12.28
31.01.2004	2,935.24	2,764.33	170.91	6.18	65.08	2.44	302.33	10.55

* The amendment of the German Morgage Bank Act (HBG), which took effect on April 9, 2004, stipulates that German mortage banks must, in addition to the "de facto" overcollateralization, maintain a securing excess cover of 2%. This securing excess cover must also be maintained when calculating the present value, including stress scenarios (upward/downward yield curve shifts). The calculation of the present value is governed by the Net Present Value Directive (Barwertverordnung) published by the Federal Financial Supervisory Authority (BaFin) in December 2003. To ensure that the mandatory overcollateralization is maintained at all times, banks are required to simulate stress scenarios in accordance with the static or the dynamic approach.
For the static approach, the stress scenario is calculated on the basis of a parallel yield curve shift by +/- 250 basis points.
For the dynamic approach, a number and distribution of maturities appropriate to the scope and structure of the institution's transactions has to be selected on the respective yield curve. The minimum number of maturities is six, including the following: 1 month, 1 year, 5 years, 7 years, 10 years and 15 years.

Essen Hyp uses the dynamic approach.

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover*
31/10/2004	4,180.37	4,365.66	185.29	4.4	2,317.65
30/09/2004	3,170.73	3,345.44	174.71	5.5	3,172.49
31/08/2004	3,141.05	3,301.42	160.37	5.1	3,225.50
31/07/2004	3,116.04	3,224.28	108.24	3.5	3,270.80
30/06/2004	3,119.81	3,190.27	70.46	2.3	3,321.02
31/05/2004	3,084.92	3,225.48	140.56	4.6	3,295.01
30/04/2004	2,967.92	3,164.93	197.01	6.6	3,348.58
31/03/2004	2,794.87	3,035.01	240.14	8.6	2,337.70
29/02/2004	2,756.13	2,948.72	192.59	7.0	2,456.84
31/01/2004	2,716.16	2,872.70	156.54	5.8	2,410.48
31/12/2003	2,659.16	2,835.38	176.22	6.6	2,346.31
30/11/2003	2,764.22	2,878.60	114.38	4.1	2,328.72
31/10/2003	2,375.18	2,536.03	160.85	6.8	2,278.99
30/09/2003	2,386.32	2,470.00	83.68	3.5	2,236.18
31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59
31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
31/10/2004	13.85
30/09/2004	13.90
31/08/2004	14.23
31/07/2004	14.82
30/06/2004	15.12
31/05/2004	15.19
30/04/2004	14.86
31/03/2004	15.80
29/02/2004	15.54
31/01/2004	15.01
31/12/2003	14.82
30/11/2003	14.70
31/10/2003	14.33
30/09/2003	14.37
31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m

30.09.2004

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	71.5	25.1	0.0	0.0	28.7	37.5	23.6	60.5	17.4	40.5	141.2	31.8
	West **	103.6	36.3	49.0	99.6	27.1	35.4	7.3	18.7	5.7	13.3	143.7	32.4
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.2	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.2	0.3
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	21.4	7.5	0.0	0.0	7.1	9.3	3.6	9.2	12.5	29.1	44.6	10.1
	West **	19.8	6.9	0.0	0.0	5.7	7.5	1.7	4.4	0.0	0.0	27.2	6.1
	East ***	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.1
Hotels and restaurants	Foreign countries	28.6	10.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	28.6	6.4
	West **	17.3	6.1	0.0	0.0	5.2	6.8	1.9	4.9	7.3	17.0	31.7	7.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	20.7	7.3	0.1	0.2	2.7	3.5	0.9	2.3	0.0	0.0	24.3	5.5
	East ***	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.1
Warehouses and exhibition	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.3	0.1	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.1

buildings	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	121.5	42.6	0.0	0.0	35.8	46.8	27.2	69.7	29.9	69.6	214.4	48.3
	West **	163.0	57.2	49.2	100.0	40.7	53.2	11.8	30.3	13.0	30.4	228.5	51.5
	East ***	0.6	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.2
	Total	**285.1**	**100.0**	**49.2**	**100.0**	**76.5**	**100.0**	**39.0**	**100.0**	**42.9**	**100.0**	**443.5**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	797.9	60.5	1.7	19.1	13.5	31.5	0.6	7.1	0.2	2.5	796.5	57.8
	East ***	101.3	7.7	0.1	1.1	4.3	10.0	0.4	4.7	0.2	2.5	106.2	7.7
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	306.6	23.3	0.7	7.9	4.5	10.5	0.3	3.5	0.1	1.3	311.5	22.6
	East ***	25.4	1.9	0.2	2.2	0.4	0.9	0.0	0.0	0.0	0.0	25.8	1.9
Residen-tial con-struction for letting purposes	Foreign countries	12.6	1.0	0.0	0.0	4.2	9.8	2.1	24.7	0.7	8.8	19.6	1.4
	West **	71.1	5.4	6.2	69.7	14.9	34.7	4.7	55.3	5.9	73.8	96.6	7.0
	East ***	3.1	0.2	0.0	0.0	1.1	2.6	0.4	4.7	0.9	11.3	5.5	0.4
Total residential properties	Foreign countries	12.6	1.0	0.0	0.0	4.2	9.8	2.1	24.7	0.7	8.7	19.6	1.4
	West **	1,175.6	89.2	8.6	96.6	32.9	76.7	5.6	65.9	6.2	77.5	1,220.3	88.6
	East ***	129.8	9.8	0.3	3.4	5.8	13.5	0.8	9.4	1.1	13.8	137.5	10.0
	Total	**1,318.0**	**100.0**	**8.9**	**100.0**	**42.9**	**100.0**	**8.5**	**100.0**	**8.0**	**100.0**	**1,377.4**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign												

countries	134.1	57.3	0.0	0.0	40.0	17.1	29.3	12.5	30.6	13.1	234.0	12.9
West **	1,338.6	92.4	57.8	99.5	73.6	5.1	17.4	1.2	19.2	1.3	1,448.8	79.5
East ***	130.4	94.4	0.3	0.5	5.8	4.2	0.8	0.6	1.1	0.8	138.1	7.6
Total	**1,603.1**	**88.0**	**58.1**	**100.0**	**119.4**	**6.6**	**47.5**	**2.6**	**50.9**	**2.8**	**1,820.9**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

** - West German Federal States including Berlin

*** - East German Federal States

Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m **30.09.2004**

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	United States	9.5	0.0	15.5	17.3	10.9	53.2	24.8
	England	20.7	0.0	0.0	0.0	0.0	20.7	9.7
	Canada	27.0	0.0	9.0	4.4	6.5	46.9	21.9
	The Netherlands	14.3	0.0	4.2	1.9	0.0	20.4	9.5
Shops	England	21.4	0.0	7.1	3.6	12.5	44.6	20.8
Hotels and restaurants	France	28.6	0.0	0.0	0.0	0.0	28.6	13.3
Total commercial properties	United States	9.5	0.0	15.5	17.3	10.9	53.2	24.8
	England	42.1	0.0	7.1	3.6	12.5	65.3	30.5
	Canada	27.0	0.0	9.0	4.4	6.5	46.9	21.9
	The Netherlands	14.3	0.0	4.2	1.9	0.0	20.4	9.5
	France	28.6	0.0	0.0	0.0	0.0	28.6	13.3
	Total	**121.5**	**0.0**	**35.8**	**27.2**	**29.9**	**214.4**	**100.0**

Residential Properties in Euro m **30.09.2004**

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	United States	12.6	0.0	4.2	2.1	0.7	19.6	100.0
Total residential properties	United States	12.6	0.0	4.2	2.1	0.7	19.6	100.0
	Total	**12.6**	**0.0**	**4.2**	**2.1**	**0.7**	**19.6**	**100.0**

Total in Euro m **30.09.2004**

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	United States	22.1	0.0	19.7	19.4	11.6	72.8	31.1
	England	42.1	0.0	7.1	3.6	12.5	65.3	27.9
	France	28.6	0.0	0.0	0.0	0.0	28.6	12.2
	Canada	27.0	0.0	9.0	4.4	6.5	46.9	20.0
	The Netherlands	14.3	0.0	4.2	1.9	0.0	20.4	8.7
	Total	**134.1**	**0.0**	**40.0**	**29.3**	**30.6**	**234.0**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 38% of all fixed income securities in Germany and have also become more and more popular with international investors.



In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Mortgage Banks (VDH) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of German Mortgage Banks.

▷ Our Treasury Department
▷ Basic Principles of the German Mortgage Bank Act
▷ Jumbos / Globals
▷ Essen Hyp Debt Issuance Program
▷ Euro Commercial Paper Program
▷ Bloomberg and Reuters Company Information

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Our Treasury Department



Heads of Treasury Department

- ▷ Günter Pless Head of Treasury
- ▷ Heidi Riedel Deputy Head of Treasury
- ▷ Raimund Bitter Deputy Head of Treasury

Capital Markets

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- ▷ Heinrich Strack
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- ▷ Stefan Zander

Money Markets

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Derivatives

- ▷ Ulrich Nowak
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Research

- ▷ Dirk Chlench

Corporate Communications

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Secretarial Support

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Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

A) A wider range of business activities

A1.) Expansion of mortgage lending activities

Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

A2.) Expansion of public-sector lending activities

Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may

now also be funded through the issuance of public-sector Pfandbriefe (Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

Jumbos / Globals and their Increases
Amounts in EUR m Status: 30.09.2004

	Increases							Ratings
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/Moody's
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1
257 487	1.500	01/03	2,500	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1
245 522	750	02/04	1,750	1,750	21/02/05	13/02/03	1/3/5/13/18/24	AAA/Aa1
257 374	2.512	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aa1
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1
A0A C5V	500	05/04	2,500	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aa1
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1
802 308	250	08/04	2,500	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aa1
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1
A0A 71Z			1,000	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aa1
A0A Y3F			2,000	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aa1
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1
169 713			2,200	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aa1
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldm Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlir 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbar =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limite Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aa1
Senior Unsecured Debt	BBB+	A2
Subordinated Debt	BBB	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest Information » Memorandum.

Günter Pless Stefan Zander

Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Tel.: +49 201 8135-353
E-mail: Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

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Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and *regulatory requirements, the maximum maturity in both cases is two years less one day.* The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's:	A-2 (Standard & Poor's) P-1 (Moody's)
Arranger:	Commerzbank AG
Frequent dealers:	Commerzbank AG, Deutsche Bank AG, Société Générale
Day-to-day dealer:	Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365

E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

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Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

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Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

▷ Interim Report as of September 30, 2004 (English version) pdf
▷ Press Release Interim Report as of September 30, 2004 (English version) pdf

▷ Annual Report 2003 (English version) pdf
▷ Press Release Annual Report 2003 (English version) pdf

▷ Annual Report 2002 (English version) html
▷ Annual Report 2002 (English version) pdf
▷ Press Release Annual Report (English version) pdf

▷ Annual Report 2001 (English version) html
▷ Annual Report 2001 (English version) pdf
▷ Press Release Annual Report (English version) pdf

▷ Annual Report 2000

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HYPOTHEKENBANK IN ESSEN AG

Interim Report as of September 30, 2004



A member of the COMMERZBANK

At a glance

	Sep 30, 2004 in € m	Dec 31, 2003 in € m
Balance sheet total	78,382	74,188
Subscribed capital and reserves	654	584
Profit-sharing certificates	319	324
Subordinated liabilities	345	348
Claims outstanding		
Mortgage loans	7,213	5,822
Public-sector loans	33,107	34,764
Securities issued by other borrowers	30,561	25,148
Other loans/other claims	4,064	5,606
Liabilities		
to banks	14,668	12,315
to customers	3,847	3,818
Securitized liabilities	58,161	56,404

	Sep 30, 2004 in € m	Sep 30, 2003 in € m
New lending commitments		
Mortgage loans	1,821	1,908
Public-sector loans	3,187	5,174
Securities issued by other borrowers	9,187	6,061
Profit and loss account		
Net interest income	185.1	175.5
Net interest and commission income	178.2	167.1
General operating expenses	20.0	18.1
Operating result before provision for possible loan losses	156.1	148.3
Provision for possible loan losses	-42.3	-43.2
Operating result	113.8	105.1

Interim Report as of Sep 30, 2004

Dear Business Colleagues,

Following the strong expansion at the beginning of 2004, economic growth in both the United States and Japan has lost some of its momentum in the course of the year. Market observers disagree as to whether the slowdown in the United States, in particular, is merely a temporary lagging behind of certain economic indicators or whether it reflects the beginning of an economic downturn. The Federal Reserve is of the opinion that the U.S. economy has finally gained ground. Consequently, the U.S. central bank decided on the third 25 bp interest rate hike in succession, increasing its federal funds target rate to 1.75% at the end of the period under review. However, and in contrast to the standard pattern, these interest rate increases have not triggered an upward move in capital market yields. On the contrary: 10-year U.S. Treasury notes yielded around 4.1% at the end of the period under review, which is approximately 60 basis points below the level they were at at the time of the first interest rate hike. In September, yields for 10-year U.S. Treasury notes even temporarily dropped below the 4% mark. This decline in yields not only reflects falling inflation expectations, but also the serious doubts of capital market participants as to whether the optimistic growth outlook of the Federal Reserve will actually materialize. The concerns of capital market participants increased even further at the end of September when the price for WTI crude oil for the first time exceeded USD 50 per barrel.
Economic recovery in the euro area has maintained its momentum in the period under review. Strong demand from non-EU

countries, in particular, was the engine for economic expansion. At the same time, however, inflation exceeded the ECB's inflation target of below, but close to 2% due to a pick-up in energy prices and the increase of indirect taxes and administered prices.
Consequently, the European Central Bank took a tougher line in its September monthly bulletin, pointing, in particular, to potential second-round effects in wage-setting, which might become a threat to price stability. Moreover, the ECB projects that overall economic activity in the third quarter will be supported by domestic demand and that the conditions for a continuation of the recovery will remain in place.
However, similar to the United States, the ECB's optimistic view failed to have an impact on bond markets. Having been rather volatile in the period under review, yields of 10-year Bunds stood at somewhat below 4% at the end of September, compared to nearly 4.3% at the beginning of the year. The yield spread of 10-year *Pfandbriefe* over Bunds with the same maturity hovered around 10 basis points in the period under review.

Public-sector lending. In accordance with our forecast made in the middle of the year, we still believe that interest rates will continue to move sideways. This is why our main focus in public-sector lending was on spread management and portfolio optimization. Accordingly, new loans were put onto our books in accordance with even stricter earnings and diversification criteria. The total volume of our new public-sector lending

commitments stood at €12.3bn (€11.2bn) at the end of the reporting period. Of this figure, €10.2bn (€9.8bn), or 83%, relate to loans that are eligible to serve as cover for our public-sector *Pfandbriefe*.
At €7.6bn (€8bn) loans to German public-sector bodies and institutions governed by public law account for the majority of the new loans eligible for cover. As before, public borrowing requirements in Germany are high. Accordingly, new loans to the West German Federal States totaled €5.5bn, while €1.6bn was granted to the East German Federal States and €0.5bn to the central government.
In view of the fundamental legal changes affecting credit institutions governed by public law as from mid-2005, and, in particular, for the purpose of diversifying the risks inherent in our public-sector cover pool and our public-sector loan portfolio as a whole, our bank has increasingly focused on international public-sector lending in recent years. It is our objective to further optimize the risk structure of our public-sector loan portfolio, including our cover pool which currently consists of loans to borrowers in the European Union and North America. For this purpose we have established an International Asset Management Desk in our Treasury Department whose responsibility will be to further promote our public-sector lending activities on the international markets. This market segment is of major importance to us, given that loans granted to domestic credit institutions governed by public law will no longer be eligible for cover in the medium and long term.

Due to legal restrictions we are currently not in a position to include in our cover pool all international loans on our books. Loans granted to international borrowers may only account for as little as 10% of the public-sector cover pool. The only exception to this rule are loans granted to certain countries, such as France, Luxembourg and Spain. This is why we would expressly welcome the cancellation of the 10% limit for loans granted to borrowers in the European Union following the abolition of the specialist bank principle.
At €2.6bn (€1.7bn), the bank basically made full use of the permissible volume of new loans to international borrowers. We took securities that are not eligible to serve as cover totaling €2.1bn (€1.4bn), or 17% of the total loan volume, onto our books. Of this figure, €0.3bn (€0.2bn) relate to domestic borrowers, while €1.8bn (€1.2bn) relate to loans granted to borrowers outside Germany, mostly to borrowers in Italy, the United Kingdom, Ireland, France, Spain and the United States.

Property financing. By the end of the period under review we have closely approached last year's excellent performance in our second core segment, which is national and international property financing. As of September 30, 2004 the total volume of new lending commitments stood at €1.8bn against €1.9bn in the previous year. Of this figure, €1.6bn relate to loans granted within Germany. The total volume of residential loans stood at €1.4bn, including the acquisition of a €0.9bn loan portfolio, which was already mentioned in our last interim report. In order to further promote the small residential loan segment, we launched a €150m special loan program for owner-occupied apartments and houses in October, which is characterized by attractive loan conditions. These loans are granted in cooperation with the Commerzbank AG, through which we generated new lending commitments totaling €0.4bn in the period under review. The total volume of new commercial loans extended in Germany came to €0.2bn (€0.2bn) in the same period.
Turning to international property financing, new lending commitments on our target markets came to €0.2bn against the exceptional €0.8bn reported in the previous year. The main focus was on commercial loans granted in the United States, Canada and the United Kingdom.

The bank's funding and balance sheet total. In the first three quarters of 2004 we issued *Pfandbriefe*, our main funding instrument, totaling €12.6bn (€15.4bn) in a particularly favorable market environment. Of this figure, new public-sector Jumbo *Pfandbriefe* account for €5bn, while €1.3bn relate to the increase of larger-volume bonds. The total volume of mortgage *Pfandbriefe* issued stood at €0.9bn (€1bn).
In addition to this we placed unsecured bonds totaling €8.7bn (€12bn). The funds raised were used to refinance mortgage loans granted in North America, which are not eligible for

cover, as well as other loans prior to their inclusion in the cover pool. Most of these bonds were placed via our Debt Issuance Program or, for shorter maturities, our Commercial Paper Program.
We plan to launch a further €2bn public-sector Jumbo *Pfandbrief* in November. In accordance with the plans for our balance sheet total, this Jumbo will be the last large-volume issue in 2004. Shortly after the end of the reporting period we commenced the marketing of this Jumbo *Pfandbrief* during a roadshow to the Middle East and India.
As of September 30, 2004 our balance sheet total stood at €78.4bn (€74.2bn).

Profit and loss account. Net interest income grew by €9.6m, or 5.5%, and came to €185.1m compared to €175.5m in the previous year. Net commission income improved by €1.5m from €-8.4m in 2003 to €-6.9m. The decrease in commission income from international property financing, which resulted from the smaller volume of new lending commitments, was more than counterbalanced by the decrease in commission expenses in domestic property financing.
As of September 30, 2004 net interest and commission income stood at €178.2m, an increase of €11.1m compared to the previous year's figure of €167.1m.
General operating expenses rose €1.9m to €20m (€18.1m). This increase is mainly due to an increase in personnel expenses and higher expenses for our relationship management activities, including, in particular, our international roadshows.
The balance of other operating income and expenses came to €-2.1m (€-0.7m), which is above all due to the revaluation of properties taken over by the bank to prevent losses and previously recorded in our current assets.
Despite our conservative assessment of all discernible risks, we were able to slightly reduce our provision for possible loan losses by 2.1% to €42.3m (€43.2m).
Taking these figures into account, our operating result grew by €8.7m, or 8.3%, to €113.8m compared to €105.1m for the same period in 2003.

Future prospects. We are confident that our earnings performance at the end of this year will be in line with our plans and that, by reporting a return on equity after tax of 14%, we will once again hold the top position amongst the German mortgage banks in terms of profitability.

Essen, October 2004

The Board of Managing Directors

Figures from the balance sheet

	Sep 30, 2004 in € m	Dec 31, 2003 in € m
Claims on banks	14,953.4	17,770.1
a) mortgage loans	2.1	2.1
b) public-sector loans	10,909.9	12,172.4
c) other claims	4,041.4	5,595.6
Claims on customers	29,430.0	28,422.5
a) mortgage loans	7,210.9	5,820.3
b) public-sector loans	22,197.0	22,591.4
c) other claims	22.1	10.8
Bonds and other fixed income securities	31,876.6	25,948.5
a) bonds and notes	30,561.4	25,147.8
b) bonds and notes issued by Hypothekenbank in Essen AG	1,315.2	800.7
Liabilities to banks	14,667.7	12,315.0
a) registered mortgage *Pfandbriefe* issued	135.2	141.6
b) registered public-sector *Pfandbriefe* issued	799.3	522.9
c) other liabilities	13,733.2	11,650.5
Liabilities to customers	3,847.3	3,817.7
a) registered mortgage *Pfandbriefe* issued	754.1	755.3
b) registered public-sector *Pfandbriefe* issued	2,308.1	1,867.8
c) other liabilities	785.1	1,194.6
Securitized liabilities	58,161.0	56,403.9
a) mortgage *Pfandbriefe* issued	2,346.2	1,805.9
b) public-sector *Pfandbriefe* issued	49,786.2	49,086.3
c) other bonds and notes	6,028.6	5,511.7
Subordinated liabilities	344.7	347.7
Profit-sharing certificates	319.0	324.1
Capital and reserves	653.9	583.9
a) subscribed capital	269.3	219.3
b) capital reserve	384.6	364.6
Balance sheet total	78,381.9	74,188.1

Figures from the profit and loss account

	Jan 1 – Sep 30, 2004 in € m	Jan 1 – Sep 30, 2003 in € m	Change in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	2,211.3	2,225.2	-0.6
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	41.5	47.4	-12.4
Interest paid	2,067.7	2,097.1	-1.4
Net interest income	185.1	175.5	5.5
Commission received	2.7	3.3	-18.2
Commission paid	9.6	11.7	-17.9
Net commission income	*-6.9*	*-8.4*	*-17.9*
Net interest and commission income	178.2	167.1	6.6
Wages and salaries	8.2	7.3	12.3
Compulsory social security contributions	1.7	1.3	30.8
Other administrative expenses, including depreciation on tangible assets	10.1	9.5	6.3
General operating expenses	*20.0*	*18.1*	*10.5*
Balance of other operating income and expenses	-2.1	-0.7	200.0
Operating result before provision for possible loan losses	156.1	148.3	5.3
Provision for possible loan losses	-42.3	-45.4	-6.8
Income from selling securities treated as assets	0.0	2.2	-100.0
Operating result	113.8	105.1	8.3
Average number of staff	138	129	
including: part-time staff and trainees	15	11	

Head Office and Lending Offices

Head Office

Essen
Gildehofstrasse 1
45127 Essen
PO Box 10 18 61
45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies)
Essen No. 7083

Lending Offices

Berlin
Jägerstrasse 58
10117 Berlin
Germany
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
E-mail: berlin@essenhyp.com

Frankfurt
Westendstrasse 19
60325 Frankfurt/Main
Germany
Tel.: +49 69 17 20 65
E-mail: frankfurt@essenhyp.com

Hamburg
Fleethof – Stadthausbrücke 1
20355 Hamburg
Germany
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
E-mail: hamburg@essenhyp.com

Munich
Romanstrasse 43
80639 Munich
Germany
Tel.: +49 89 29 16 17-52
Fax: +49 89 29 16 17-54
E-mail: muenchen@essenhyp.com

Representative Offices

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
E-mail: bruessel@essenhyp.com

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53
E-mail: london@essenhyp.com

New York
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: +1 212 7 50 88 55
Fax: +1 212 7 50 85 55
E-mail: newyork@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
E-mail: paris@essenhyp.com

Chairman of the Supervisory Board

Andreas de Maizière
(since March 18, 2004)
Member of the Board of Managing Directors of Commerzbank AG, Frankfurt/Main

Dr. Axel Frhr. v. Ruedorffer
(until March 18, 2004)
Member of the Central Advisory Board of Commerzbank AG, Frankfurt/Main

Board of Managing Directors

Hubert Schulte-Kemper
Chairman

Michael Fröhner

Harald Pohl

Press Release of Hypothekenbank in Essen AG

concerning the Interim Report as of September 30, 2004

Essen Hyp again reports a positive business and earnings development

"Despite the ongoing uncertainty as regards the overall economic development, Essen Hyp can, once again, report a satisfactory business and earnings performance at the end of the third quarter of 2004," said Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, on the occasion of the presentation of the bank's Interim Report as of September 30, 2004. We are confident that our earnings performance at the end of the year will be in line with our plans and that, by reporting a return on equity after tax of 14%, we will once again hold the top position amongst the German mortgage banks in terms of profitability.

Earnings performance

Net interest income grew by €9.6m, or 5.5%, and came to €185.1m compared to €175.5m in the previous year. "Due to a smaller volume of new lending commitments in international property financing, our commission income decreased in the period under review. However, this was more than counterbalanced by the decrease in commission expenses in domestic property financing," Mr. Schulte-Kemper reported.

General operating expenses rose €1.9m to €20m (€18.1m). This increase is mainly due to an increase in personnel expenses following the recruitment of additional staff and higher expenses for our relationship management activities, including, in particular, our successful international roadshows. Despite our conservative assessment of all discernible risks, we were able to slightly reduce our provision for possible loan losses by 2.1% to €42.3m (€43.2m).

Taking all these figures into account, our operating result grew 8.3% to €113.8m compared to the €105.1m reported in 2003. "Thus, our bank's earnings performance in the first three quarters of 2004 is fully in line with our business plan," Mr, Schulte-Kemper emphasized.

Public-sector lending

"In accordance with our forecast made in the middle of the year, we still believe that intereset rates will continue to move sideways," Mr. Schulte-Kemper pointed out regarding interest rate developments. This is why our main focus in public-sector lending was on spread management and portfolio optimization. Accordingly, new loans were taken onto our books in

accordance with even stricter earnings and diversification criteria. The total volume of our new public-sector lending commitments stood at €12.3bn (€11.2bn) at the end of the reporting period. "Of this figure, €10.2bn (€9.8bn), or 83%, relate to loans that are eligible to serve as cover for our public-sector *Pfandbriefe*," Mr. Schulte-Kemper pointed out.

At €7.6bn (€8bn) loans to German public-sector bodies and institutions governed by public law account for the majority of the new loans eligible for cover. As before, public borrowing requirements in Germany are high. Accordingly, new loans to the West German Federal States totaled €5.5bn, while €1.6bn was granted to the East German Federal States and €0.5bn to the central government.

"In view of the fundamental legal changes affecting credit institutions governed by public law as from mid-2005, and, in particular, for the purpose of diversifying the risks inherent in our public-sector cover pool and our public-sector loan portfolio as a whole, our bank has increasingly focused on international public-sector lending in recent years," Mr. Schulte-Kemper pointed out. It is our objective to further optimize the risk structure of our public-sector loan portfolio, including our cover pool which currently consists of loans to borrowers in the European Union and North America. For this purpose we have established an International Asset Management Desk in our Treasury Department whose responsibility will be to further promote our public-sector lending activities on the international markets. This market segment is of major importance to us, given that loans granted to domestic credit institutions governed by public law will no longer be eligible for cover in the medium and long term.

Due to legal restrictions we are currently not in a position to include in our cover pool all international loans on our books. Loans granted to international borrowers may only account for as little as 10% of the public-sector cover pool. The only exception to this rule are loans granted to certain countries, such as France, Luxembourg and Spain. This is why we would expressly welcome the cancellation of the 10% limit for loans granted to borrowers in the European Union following the abolition of the specialist bank principle.

At €2.6bn (€1.7bn), the bank basically made full use of the permissible volume of new loans to international borrowers.

"We took securities that are not eligible to serve as cover totaling €2.1bn (€1.4bn), or 17% of the total loan volume, onto our books. Of this figure, €0.3bn (€0.2bn) relate to domestic borrowers, while €1.8bn (€1.2bn) relate to loans granted to borrowers outside Germany,

mostly to borrowers in Italy, the United Kingdom, Ireland, France, Spain and the United States," Mr. Schulte-Kemper reported.

Property financing

By the end of the period under review we have closely approached last year's excellent performance in our second core segment, which is national and international property financing. As of September 30, 2004 the total volume of new lending commitments stood at €1.8bn against €1.9bn in the previous year. Of this figure, €1.6bn relate to loans granted within Germany. "The total volume of residential loans stood at €1.4bn, including the acquisition of a €0.9bn loan portfolio, which was already mentioned in our last interim report," Mr. Schulte-Kemper explained. In order to further promote the small residential loan segment, we launched a €150m special loan program for owner-occupied apartments and houses in October, which is characterized by attractive loan conditions. These loans are granted in cooperation with the Commerzbank AG, through which we generated new lending commitments totaling €0.4bn in the period under review. The total volume of new commercial loans extended within Germany came to €0.2bn (€0.2bn) in the same period.

Turning to international property financing, new lending commitments in our target markets came to €0.2bn against the exceptional €0.8bn reported in the previous year. The main focus was on commercial loans granted in the United States, Canada and the United Kingdom.

The bank's funding and balance sheet total

In the first three quarters of 2004 we issued *Pfandbriefe*, our main funding instrument, totaling €12.6bn (€15.4bn) in a particularly favorable market environment. Of this figure, new public-sector Jumbo *Pfandbriefe* account for €5bn, while €1.3bn relate to the increase of larger-volume bonds. The total volume of mortgage *Pfandbriefe* issued stood at €0.9bn (€1bn).

In addition to this we placed unsecured bonds totaling €8.7bn (€12bn). The funds raised were used, for instance, to refinance mortgage loans granted in North America, which are not eligible for cover, as well as other loans prior to their inclusion in the cover pool. Most of these bonds were placed via our Debt Issuance Program or, for shorter maturities, our Commercial Paper Program.

"We plan to launch a further €2bn public-sector Jumbo *Pfandbrief* in November," Mr. Schulte-Kemper announced. In accordance with the plans for our balance sheet total, this Jumbo will be the last large-volume issue in 2004. Shortly after the end of the reporting period we commenced the marketing of this Jumbo *Pfandbrief* with a roadshow to the Middle East and India.

As of September 30, 2004 our balance sheet total stood at €78.4bn against €74.2bn as at year-end 2003.

Key business figures of Hypothekenbank in Essen AG as of September 30, 2004

	Sep 30, 2004 in € m	Sep 30, 2003 in € m	Change
New lending commitments			
Public-sector loans and securities issued by other borrowers	12,374.0	11,234.6	10.1%
Mortgage loans	1,820.9	1,907.6	-4.5%
The bank's funding			
Pfandbriefe	12,622.4	15,423.6	-18.2%
Other bonds and notes	8,728.4	12,039.3	-27.5%
Profit and loss account			
Net interest and commission income	178.2	167.1	6.6%
General operating expenses	20.0	18.1	10.5%
Balance of other operating income and expenses	-2.1	-0.7	200.0%
Operating result before provision for possible loan losses	156.1	148.3	5.3%
Provision for possible loan losses	-42.3	-43.2	-2.1%
Operating result	113.8	105.1	8.3%

	Sep 30, 2004 in € m	Dec 31, 2003 in € m	Change
Figures from the balance sheet			
Balance sheet total	78,381.9	74,188.1	5.7%
Claims			
Mortgage loans	7,213.0	5,822.4	23.9%
Public-sector loans	33,106.9	34,763.8	-4.8%
Securities issued by other borrowers	30,561.4	25,147.8	21.5%
Liabilities			
Mortgage *Pfandbriefe*	3,235.5	2,702.8	19.7%
Public-sector *Pfandbriefe*	52,893.6	51,477.0	2.8%
Capital structure			
Subscribed capital	269.3	219.3	22.8%
Reserves	384.6	364.6	5.5%
Profit-sharing certificates	319.0	324.1	-1.6%
Subordinated liabilities	344.7	347.7	-0.9%

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Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings,

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners
- Download brochure: "In the spotlight..."

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Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction - from counseling via loan commitment and disbursement to full redemption - will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.


Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

Quality is the key to success.

We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


SUNTRUST
Sun Trust International Center, Miami

This 31-floor property in whose financing Essen Hyp participates as a syndicate partner is located in the heart of downtown Miami and offers a total office area of 38,900 sqm.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

Your contact partners

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent observation of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.



▷ Hergen Dieckmann

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external lawyers and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ Thomas Link

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge with customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ Rainer Polenz

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



▷ Assem El Alami

HYPOTHEKENBANK IN ESSEN AG

Head Office
Siège social

Hypothekenbank in Essen AG
International Property Financing Desk | Service financements internationaux
Gildehofstrasse 1
D-45127 Essen
Tel.: +49 2 01 81 35-479 (Hergen Dieckmann)
Tel.: +49 2 01 81 35-480 (Thomas Link)
Fax: +49 2 01 81 35-296
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Representative Offices
Bureaux de Représentation

London | Londres
Commerzbank House
23 Austin Friars
London EC2N 2NB
United Kingdom | Royaume-Uni
Tel.: +44 20 7638 0952 (Rainer Polenz)
Fax: +44 20 7638 0953
E-mail: info@london.essenhyp.com

Paris
9, avenue de Friedland
F-75008 Paris
Tel.: +33 1 42 25 25 30 (Assem El Alami)
Fax: +33 1 42 25 25 39
E-mail: info@paris.essenhyp.com

Brussels | Bruxelles
Rue de l'Amazone 2
B-1050 Brussels | Bruxelles
Tel.: +32 2 534 95 95 (Jörn Kronenwerth)
Fax: +32 2 534 96 96
E-mail: joern.kronenwerth@belgium.messefrankfurt.com

HYPOTHEKENBANK IN ESSEN AG

In the spotlight: international real estate projects
Sous les projecteurs: les projets immobiliers internatio[nals]





Successful realization of international real estate projects
Des projets immobiliers internationaux à succè

Whether office buildings or shopping malls – major first class real estate projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Tailored and innovative financing structures which aim to ensure maximum planning security are available to you at Hypothekenbank in Essen AG (Essen Hyp).

Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk, which combines the expertise of real estate specialists, financial experts and attorneys with swift decision-making and competitive loan terms. Our customers include leading national investors as well as well-known international borrowers who are active on international, national and regional real estate markets.

Qu'il s'agisse d'immeubles de bureaux ou de centres commerciaux, la rentabilité d'importants projets immobiliers de première qualité dépend aussi du partenaire financier adéquat. Hypothekenbank in Essen AG, en bref Essen Hyp, vous propose des stratégies de financement innovatrices tout en garantissant un maximum de visibilité pour l'avenir.

Au sein de notre équipe des financements internationaux nous avons concentré le savoir-faire de spécialistes en immobilier et en finance, ainsi que de juristes, une réactivité accrue et des conditions financières avantageuses. Parmi notre clientèle, nous comptons des investisseurs nationaux importants et des investisseurs internationaux de recommande agissant au niveau régional, national et mondial.



Financements immobiliers taillés sur mesure

We bring in our know-how and expertise to work out innovative financing structures – for existing properties and future investments alike. Our basic terms and conditions, which can be tailored to the specific requirements of each individual borrower, are as follows:

- We can make available loans ranging from 10 million euros to several hundred million euros (or the equivalent in other currencies).
- We offer competitive loan terms.
- We accept terms of up to 10 years or more.
- We offer fixed or floating interest rates.
- We participate in loan syndicates – as arranger or as syndicate partners – but we are also prepared to act as stand-alone lender.
- We are prepared to accept subordinated mortgages in selected cases.

Establishing and maintaining fruitful and long-term business relations is always our main objective. Our team will inform you of our basic decision on your loan application within a few days so that you can put your plans into practice without delay. Having obtained and reviewed all documents needed for decision-making (due diligence) we will issue an irrevocable lending commitment within a period of time agreed with you.

Nous mettons nos capacités d'intervention et notre expérience en service de vos investissements actuels ainsi que vos projets futurs. Nous adaptons à chaque projet sa structure de financement:

- Nous accordons des prêts immobiliers d'un montant compris entre dix millions d'euros et plusieurs centaines de millions d'euros (ou l'équivalent en autres monnaies).
- Vous bénéficiez de conditions financières intéressantes.
- La durée de nos prêts immobiliers peut aller jusqu'à dix ans et plus.
- Nous appliquons des taux d'intérêt fixes ou variables.
- Essen Hyp peut agir en tant que prêteur unique, en participation ou en syndication.
- Dans des cas particuliers, nous assurons le financement hypothécaire de deuxième rang.

Une collaboration fructueuse et de longe durée a toujours été le but de nos efforts. Afin de vous permettre la mise en œuvre immédiate de vos projets, nous vous communiquerons notre décision de principe dans le plus bref délai. Sur la base de la vérification de tous les documents fournis (« due diligence »), nous vous présenterons une offre ferme dans le délai convenu avec vous.



Arc de Seine, Paris, France
This office building, in whose financing Essen Hyp is involved, is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

Arc de Seine, Paris, France
Cet immeuble d'une surface utile de 45.151 m² et achevé en 2001 dans le sud-ouest de Paris fut financé avec des fonds de Essen Hyp.



Morrison Street, Edinburgh, Scotland
'The Exchange' is an up-and-coming office district in the center of Edinburgh. Here Essen Hyp participates in the financing of this administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

Morrison Street, Edimbourg, Écosse
Essen Hyp a cofinancé cet immeuble administratif d'une surface utile de 50.000 m² et achevé en 2001 dans le quartier d'affaires émergeant « The Exchange » au centre d'Edimbourg.



Smart Building, Rosslyn, United States
This building with a total office area of 31,752 sqm and retail units totaling 519 sqm was completed in March 2002. It is located in the Rosslyn office submarket in Arlington County, close to Washington D.C. The construction of the building was partly financed with funds provided by Essen Hyp.

Smart Building, Rosslyn, États-Unis
Inauguré en mars 2002, cet immeuble offre 31.752 m² de bureaux et 519 m² de surface commerciale. Smart Building est situé dans la zone tertiaire de Arlington County près de Washington D.C. Il fut cofinancé par Essen Hyp.



City Point, London, England
With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from a good location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

City Point, Londres, Angleterre
L'immeuble de bureaux « City Point » avec ses 37 étages compte parmi les deux tours les plus hautes de la City de Londres, profitant par la même d'une bonne situation. Réouvert en 1998, cet actif offre 54.000 m² de bureaux, 4.700 m² de surface commerciale et 8.200 m² de surface commerciale et 8.200 m² d'archives. Essen Hyp a participé à son financement.



Know-how for your international real estate projects
Un esprit d'équipe pour vos projets immobiliers internationaux

The entire financing transaction - from counseling via loan commitment and disbursement to full redemption – will be handled by one particular internal expert who is familiar with all project-specific requirements. In addition to this, our bank has representative offices at the most important international real estate markets.

Besides mortgage lending in Germany our core activity is the granting of loans in Great Britain, France, Belgium, the Netherlands, Switzerland, Spain, the United States and Canada. Our particular focus is on properties that benefit from a good location in major cities. However, we are also prepared to support regional projects.

The properties that interest us most are office buildings, logistics centers and shopping malls that are located in major catchment areas and benefit from low vacancy rates, as well as multi-family residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing.

Du conseil initial, en passant par la signature de l'acte de prêt et le versement des fonds jusqu'au remboursement complet du prêt, votre conseiller individuel de Essen Hyp, qui connaîtra les exigences particulières de votre projet, vous accompagnera dans toutes vos démarches. En plus, Essen Hyp entretient des bureaux de représentation sur les marchés les plus importants du monde.

Outre le financement immobilier en Allemagne, Essen Hyp est active au Royaume-Uni, en France, en Belgique, aux Pays-Bas, en Suisse, en Espagne, aux États-Unis et au Canada. Notre attention est attirée en particulier par des actifs avec un bon emplacement en métropole mais nous sommes également à votre écoute pour vos projets en province.

Notre centre d'intérêt comprend des immeubles de bureaux, des centres logistiques et commerciaux, ayant un faible taux de vacance, dans les zones à forte concentration urbaine, et des projets résidentiels importants ainsi que des actifs existants, entièrement loués à long terme à des locataires renommés.

West Jackson, Chicago, United States
The 'City Loop' is situated in the Central Business District of downtown Chicago, thus benefiting from an excellent location close to the financial center. Here, Essen Hyp participates in the financing of a 22-floor property with a total office area of 129,385 sqm and retail units totaling 3,646 sqm.

West Jackson, Chicago, États-Unis
Cet immeuble de 22 étages offre 129.385 m² de bureaux et 3.646 m² de surface commerciale. Il est situé dans le « City Loop » qui fait partie du quartier central d'affaires de Downtown Chicago et profite de la proximité du quartier financier. Essen Hyp a participé à son financement.





Thomas More Square, London, England
This building complex, which was financed by Essen Hyp, is situated at St. Katherine Docks on the River Thames, between the City and the Docklands. The property offers a total office area of 44,500 sqm, retail units totaling 2,500 sqm and storage space totaling 2,500 sqm.

Thomas More Square, Londres, Angleterre
Situé entre la City et les Docklands, sur le dock St. Catherine, cet ensemble d'immeubles offre 44.500 m² de bureaux, 2.500 m² de surface commerciale et 2.500 m² d'archives. Essen Hyp a mis en place son financement.



Far-sighted financing transactions
Un financement prévoyant

We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Safety, and the question as to whether the risks are calculable over the long-term, are key determinants for our credit decision. This is why we thoroughly analyze the quality of each property, including its location and investment profitability. The question as to whether a property can be used for multiple purposes, together with the cash flows from rental income, are the most important parameters in our project analysis.

Each property to be financed is appraised by our internal experts. We additionally seek the advice of external specialists who have to give evidence of their qualification and experience with the respective type of property.

With a few exceptions, the standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Nous nous considérons comme des spécialistes, garantissant le succès durable de vos projets. Notre engagement assure la rentabilité et la pérennité de votre projet. C'est pourquoi notre décision de crédit est basée sur une évaluation approfondie des risques, de l'état de l'immeuble, son emplacement géographique, la rentabilité du projet et en particulier les possibilités de la recommercialisation en cas de libération de surfaces et la stabilité du cash-flow issu des revenus locatifs.

Chaque actif est évalué par nos experts ou par des spécialistes externes. Selon le type d'actif, nous coopérons avec des spécialistes sur place choisis selon leurs qualifications et leur expérience.

Sauf certaines exceptions, tout prêt sera sécurisé par une hypothèque ou un privilège, par une cession des revenus locatifs, de primes d'assurance et, si nécessaire, d'autres sûretés tel que le nantissement des parts de la société emprunteuse.

Sun Trust International Center, Miami, United States
This 31-floor property, in whose financing Essen Hyp participates as a syndicate partner, is located in the heart of downtown Manhattan and offers a total office area of 38,900 sqm.

Sun Trust International Center, Miami, États-Unis
Cet immeuble de bureaux de 31 étages et de 38.900 m² de surface utile, situé au cœur de Miami, fut cofinancé par Essen Hyp.


SunTrust

Long Acre, London, England
In Central London, only a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully modernized by 2003.



Long Acre, Londres, Angleterre
Situé dans le centre de Londres, à quelque pas du célèbre Covent Garden, cet immeuble dispose d'une surface de bureaux de 18.000 m². Sa rénovation sera achevée en 2003. Essen Hyp a participé à son financement.

Milton & Shire, London, England
Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.



Milton & Shire, Londres, Angleterre
Cet immeuble d'une surface utile de 42.500 m² dont 39.800 m² de bureaux, et construit en 1996 est situé au nord de la City de Londres. Essen Hyp a mis en place son financement.

Your contact partners
Vos interlocuteurs

Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent monitoring of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.

Hergen Dieckmann travaille dans le domaine des financements nationaux et internationaux depuis de nombreuses années. Il a accompagné un grand nombre de projets immobiliers. En tant que Relationship Manager de Essen Hyp, il entretient d'étroits contacts avec nos clients investisseurs et nos partenaires bancaires. Il est en outre chargé de l'observation permanente des marchés immobiliers internationaux sur laquelle se basent nos analyses.





Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.

Thomas Link a travaillé longtemps en tant qu'avocat dans le domaine des financements immobiliers internationaux. Se fondant sur cette expérience il est chargé de l'analyse des projets ainsi que de la supervision de leur réalisation. En tant que Relationship Manager il maintient d'étroits contacts avec nos clients et nos partenaires bancaires ainsi qu'avec nos avocats, notaires et experts externes. Afin d'assurer un déroulement efficace des projets, il joue un rôle d'intermédiaire entre les parties intéressées.

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.

Rainer Polenz vit et travaille à Londres depuis plus de vingt ans. En tant qu e directeur de département d'une banque allemande, il a acquis des connaissances approfondies du marché immobilier anglais. En qualité de directeur de notre bureau de représentation à Londres, il est responsable du suivi de notre clientèle et du marketing de nos produits. Il entretient des liens privilégiés avec les banques anglaises et internationales actives sur le marché anglais de l'immobilier professionnel et surveille le déroulement des projets en cours.





Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.

Assem El Alami a travaillé en tant qu'avocat à Berlin avant d'être employé dans le service juridique d'une banque hypothécaire allemande. Il a grandement contribué au lancement des financements internationaux de cette même banque. Nommé directeur du bureau de représentation à Paris il a pris la responsabilité des financements en France et en Espagne. Aujourd'hui, directeur du bureau de représentation de Essen Hyp, il est notre expert du marché français.

Hypothekenbank in Essen AG
Hypothekenbank in Essen AG

Far-sightedness is the basis for the success of Hypothekenbank in Essen AG, whose core activities are public-sector and mortgage lending. Established as a specialist bank in 1987, Essen Hyp soon became one of the leading German mortgage banks. Thanks also to our benchmark Jumbo and Global *Pfandbrief* issues, the German *Pfandbrief*, our key funding instrument, has become an investment vehicle that is highly appreciated on the international capital markets. The key advantages of the *Pfandbrief* are its high level of safety, liquidity, transparency, standardized structures and efficient pricing. Today, the *Pfandbrief* market is one of the world's most important non-government bond markets.

The leading international rating agencies, too, acknowledge the excellent quality of the *Pfandbriefe* issued by Hypothekenbank in Essen AG. Our public-sector *Pfandbriefe* were given the best possible rating, i.e. AAA, by Standard & Poor's and FitchRatings. Moody's also confirms the high level of safety of Essen Hyp's public-sector *Pfandbriefe* by awarding an Aa1 rating.

With a balance sheet total of €71bn as of December 31, 2002, Essen Hyp today ranks amongst the top five German mortgage banks. Our website www.essenhyp.com enables our investors to carry out their individual credit research of our bank. Essen Hyp currently runs representative offices in London, Paris and Brussels. The opening of additional representative offices in New York and other European capitals is planned for the near future.

La prévoyance a toujours été la base du succès de la Hypothekenbank in Essen AG. Fondée en 1987, l'établissement est devenu rapidement une des banque hypothécaires les plus importantes d'Allemagne. L'activité de Essen Hyp repose sur deux piliers: le financement de collectivités locales et les prêts immobiliers hypothécaires. Les Jumbos et les Global *Pfandbriefe* de Essen Hyp ont contribué à développer l'obligation foncière allemande, le *Pfandbrief*, en un investissement fortement apprécié par les marchés financiers internationaux. Grâce à son niveau élevé de fluidité, sa transparence, ses structures standardisées et la fixation efficace des prix, le marché des *Pfandbriefe* est devenu l'un des plus grands marchés des obligations non-étatiques du monde.

Les agences de rating les plus importantes reconnaissent, elles aussi, la qualité de nos *Pfandbriefe*: Standard & Poor's et FitchRatings ont accordé leur meilleur rating, le triple A, à nos *Pfandbriefe* publics. Leur niveau extrêmement élevé de sécurité est également confirmé par le Aa1 rating de Moody's.

Avec un total de bilan de 71 milliards d'euros au 31 décembre 2002, Essen Hyp compte parmi les cinq premières banques hypothécaires d'Allemagne. Notre site internet www.essenhyp.com vous offre de plus amples informations et vous permet d'effectuer vos recherches sur notre qualité. Essen Hyp entretient des bureaux de représentation à Londres, Paris et Bruxelles et nous envisageons d'élargir ce réseau avec des bureaux à New York et dans d'autres métropoles européennes dans un avenir proche.

Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for: ______

Departments/Activities

- ☐ Treasury
- ☐ Property Financing
- ☐ Property Management
- ☐ Public Relations/Marketing
- ☐ Corporate Management
- ☐ Settlements
- ☐ Accounting and Taxes
- ☐ Controlling
- ☐ EDP, IT
- ☐ Personnel Department
- ☐ Legal Department
- ☐ Support Office of the Board of Managing Directors
- ☐ Secretariat of the Board of Managing Directors

Availability: ______

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Resume: ______

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Interview with Marita Kraft, Vice President and Head of the Personnel Department, on the bank's comprehensive training program

What are the particular characteristics of the training program that Hypothekenbank in Essen AG offers to its employees?

In the past we made frequent use of external training programs and seminars in order to improve the qualification of our employees. However, we realized that, in many cases, only a small portion of the huge amount of information provided in the framework of these programs is actually relevant to our bank's business activities. This is why we have decided to focus on in-house seminars that are either tailored to a homogenous group of employees and their specific job requirements or address our executive staff in general and cover multidisciplinary issues. These seminars are held by experts from international training academies, from university or from within our own institution. The quality of our training program will be certified by means of an internationally acknowledged certificate.

Could you please give an example?

The series of lectures within our 'Essen Hyp University' program deals with issues that are particularly important for our bank, such as risk controlling, corporate management, property financing or international accounting. There will be a total of 24 lectures, held every two weeks. These lectures are designed for and attended by our executive staff, junior executives and skilled employees, i.e. 50% of our total number of staff. A characteristic of this training program is that the Ruhr Graduate School, an academy for further education within the University of Essen, analyzes and certifies the academic relevance of each lecture. At the same time, this academy provides us with university lecturers. The employees who attend these lectures will be awarded a certificate issued by the University of Essen.

Why does Essen Hyp make such efforts to promote the further training of its employees?

Our comprehensive offer basically has three objectives: the transfer of knowledge, multidisciplinary thinking and action and the development of personal skills. By organizing this training program, we wish to promote corporate thinking, expertise that goes beyond one particular workplace, and the personal skills of our employees. The key question with regard to a certain task will no longer be: "Who is responsible for this?" but rather: "Who can do it in the best, quickest and most efficient way?"

Does this also include language training?

Yes, definitely. For an internationally operating bank, it is essential that an employee answering the phone is able to 'do his job' in English. This is why more than 90 of our employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job conversation courses for years. We have recruited a native speaker of English who basically 'visits' his customers, i.e. our employees, at their workplaces and trains their language skills by dealing with job-related issues and questions. Since August 2001 we have also been offering French classes, albeit to a much more limited number of staff.

Can you say something about the acceptance of these measures by your

employees?

I can only look at this question by pointing to the 'half life period' of our knowledge. Of course, all these training measures are optional offers to our employees, which they can accept or refuse. However, the great willingness to accept these offers - the high number of participants is a clear sign of this - and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own - and therefore our bank's - future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

About Us

Success needs far-sightedness



Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

- ▷ 10 successful years in retrospect
- ▷ Board of Managing Directors
- ▷ Executive Vice Presidents
- ▷ Trustees
- ▷ Supervisory Board
- ▷ Advisory Council
- ▷ Our Branches and Offices
- ▷ Imprint
- ▷ Hypothekenbank in Essen AG - Fifteen years

- ▷ Commerzbank - Our Major Shareholder (external Link)
- ▷ Verband deutscher Hypothekenbanken (external Link) (Association of German Mortgage Banks)

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Claims outstanding:												
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764
Bonds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,148
Other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035	5,606
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477
Other bonds and notes / other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,357
New lending commitments:												
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627	2,517
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148
Bonds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016
Capital and reserves:												
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554	584
Profit-sharing capital	0	31	36	54	54	129	187	243	255	279	284	324
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297	348
Balance-sheet total:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,188
Net interest and commission income:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5
General operating expenses:												
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2

Depreciation on and value adjustments to intangible and fixed assets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2
Operating result:	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6
Net income for the year:	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2
Allocation to revenue reserves:	3.1	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0	0.0
Total distribution:	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2	81.2

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

About Us

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

About Us

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

Trustees

Trustees

Supervisory Board

Supervisory Board

Andreas de Maizière
Chairman (since March 18, 2004);
Member of the Board of Managing
Directors, Commerzbank AG,
Frankfurt/Main

Dr. Axel Frhr. v. Ruedorffer
Chairman (until March 18, 2004);
Member of the Central Advisory Board,
Commerzbank AG,
Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Dr. Renate Krümmer
(since March 18, 2004)
Executive Vice President
Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

Dr. Eric Strutz
Member of the Board of Managing
Directors, Commerzbank AG,
Frankfurt/Main

Advisory Council

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004);
Member of the Central Advisory Board,
Commerzbank AG ,
Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing
Directors, Hochtief Construction AG,
Essen

Harold Hörauf
Member of the Supervisory Board
HSBC Trinkaus & Burkhardt KGaA,
Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für
Wohnungswesen, Städtebau und
Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing
Directors, Bankgesellschaft Berlin AG,
Berlin

Hermann Marth
Chairman of the Board of Managing
Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle
für Wohnungsunternehmen in Bayern
GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board,
Bayerische Immobilien AG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

About Us

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53
london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: +1/212/750 8855
Fax: +1/212/750 8555
newyork@essenhyp.com

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the

correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de
▷ Internet: www.ve-k.de

Hypothekenbank in Essen AG - Fifteen years

Introduction



Hubert Schulte-Kemper
Chairman of the Board
of Managing Directors

Those who trust in themselves have future! This was our conviction when fc Hypothekenbank in Essen AG in 1987 - and all skeptics, and despite the fact th mortgage bank to be founded dated back as many as 26 years. We took the pro challenges which needed to be overcome. The belief in a good idea has always b driving force.

Hard work is the key to success. However, it goes without saying that a bank top results when standing alone. What has been - and will be - decisive is to finc partners who have the courage to explore new shores and who trust in our work like to thank you very much for your commitment, which has been a key factor i success. It was not least due to your support that we have become the second l Jumbos and Globals in Germany and succeeded in capturing a market share of a the past 15 years.

Striving for success is important, but it is even more important never to fc come from. To be aware of one's origins helps to release the necessary energy setting positive examples. This is why our identification with, and close connecti have always been an integral part of our self-conception. We are a long-standin "Initiativkreis Ruhrgebiet", a working group aiming at promoting the Ruhr area, and participated in a number of major events. In addition to this, Essen Hyp reg expositions and round table discussions on science and culture.

As a part of these activities we had the pleasure of welcoming a number of illust and partners to the premises of our bank. For more than one and a half decades established and cultivated contacts all over the world.

Even though we were right from the beginning confident that we would pu bank into practice, the success of the project by far exceeded our expecta Hyp enjoys an excellent standing on the global *Pfandbrief* markets. Trusting in o our courage to realize new ideas, we face the future with confidence. We look fo future together with you.

Hubert Schulte-Kemper

Back

Contact

Chairman of the Board of Managing Directors Hubert Schulte-Kemper	Member of the Board of Managing Directors Michael Fröhner	Member of the Board of Managing Directors Harald Pohl
Secretariat: Tel.: +49 201 8135-301 Tel.: +49 201 8135-302	Secretariat: Tel.: +49 201 8135-311	Secretariat: Tel.: +49 201 8135-321
Treasury	Property Finance-Marketing	Settlements
Secretariat: Tel.: +49 201 8135-361 Tel.: +49 201 8135-362	Secretariat: Tel.: +49 201 8135-451	Secretariat: Tel.: +49 201 8135-601
Corporate Management	Legal Department	Property Finance-Transaction Management
Secretariat: Tel.: +49 201 8135-361	Secretariat: Tel.: +49 201 8135-484	Secretariat: Tel.: +49 201 8135-636
	Accounting and Taxes	
	Secretariat: Tel.: +49 201 8135-601	

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

▷ Contact

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HYPOTHEKENBANK IN ESSEN AG

Interim Report as of September 30, 2004



member of the COMMERZBANK

At a glance

	Sep 30, 2004 in € m	Dec 31, 2003 in € m
Balance sheet total	78,382	74,188
Subscribed capital and reserves	654	584
Profit-sharing certificates	319	324
Subordinated liabilities	345	348
Claims outstanding		
Mortgage loans	7,213	5,822
Public-sector loans	33,107	34,764
Securities issued by other borrowers	30,561	25,148
Other loans/other claims	4,064	5,606
Liabilities		
to banks	14,668	12,315
to customers	3,847	3,818
Securitized liabilities	58,161	56,404

	Sep 30, 2004 in € m	Sep 30, 2003 in € m
New lending commitments		
Mortgage loans	1,821	1,908
Public-sector loans	3,187	5,174
Securities issued by other borrowers	9,187	6,061
Profit and loss account		
Net interest income	185.1	175.5
Net interest and commission income	178.2	167.1
General operating expenses	20.0	18.1
Operating result before provision for possible loan losses	156.1	148.3
Provision for possible loan losses	-42.3	-43.2
Operating result	113.8	105.1

Interim Report as of Sep 30, 2004

Dear Business Colleagues,

Following the strong expansion at the beginning of 2004, economic growth in both the United States and Japan has lost some of its momentum in the course of the year. Market observers disagree as to whether the slowdown in the United States, in particular, is merely a temporary lagging behind of certain economic indicators or whether it reflects the beginning of an economic downturn. The Federal Reserve is of the opinion that the U.S. economy has finally gained ground. Consequently, the U.S. central bank decided on the third 25 bp interest rate hike in succession, increasing its federal funds target rate to 1.75% at the end of the period under review. However, and in contrast to the standard pattern, these interest rate increases have not triggered an upward move in capital market yields. On the contrary: 10-year U.S. Treasury notes yielded around 4.1% at the end of the period under review, which is approximately 60 basis points below the level they were at at the time of the first interest rate hike. In September, yields for 10-year U.S. Treasury notes even temporarily dropped below the 4% mark. This decline in yields not only reflects falling inflation expectations, but also the serious doubts of capital market participants as to whether the optimistic growth outlook of the Federal Reserve will actually materialize. The concerns of capital market participants increased even further at the end of September when the price for WTI crude oil for the first time exceeded USD 50 per barrel.
Economic recovery in the euro area has maintained its momentum in the period under review. Strong demand from non-EU

countries, in particular, was the engine for economic expansion. At the same time, however, inflation exceeded the ECB's inflation target of below, but close to, 2% due to a pick-up in energy prices and the increase of indirect taxes and administered prices. Consequently, the European Central Bank took a tougher line in its September monthly bulletin, pointing, in particular, to potential second-round effects in wage-setting, which might become a threat to price stability. Moreover, the ECB projects that overall economic activity in the third quarter will be supported by domestic demand and that the conditions for a continuation of the recovery will remain in place.
However, similar to the United States, the ECB's optimistic view failed to have an impact on bond markets. Having been rather volatile in the period under review, yields of 10-year Bunds stood at somewhat below 4% at the end of September, compared to nearly 4.3% at the beginning of the year. The yield spread of 10-year *Pfandbriefe* over Bunds with the same maturity hovered around 10 basis points in the period under review.

Public-sector lending. In accordance with our forecast made in the middle of the year, we still believe that interest rates will continue to move sideways. This is why our main focus in public-sector lending was on spread management and portfolio optimization. Accordingly, new loans were put onto our books in accordance with even stricter earnings and diversification criteria. The total volume of our new public-sector lending

countries, in particular, was the engine for economic expansion. At the same time, however, inflation exceeded the ECB's inflation target of below, but close to, 2% due to a pick-up in energy prices and the increase of indirect taxes and administered prices. Consequently, the European Central Bank took a tougher line in its September monthly bulletin, pointing, in particular, to potential second-round effects in wage-setting, which might become a threat to price stability. Moreover, the ECB projects that overall economic activity in the third quarter will be supported by domestic demand and that the conditions for a continuation of the recovery will remain in place.
However, similar to the United States, the ECB's optimistic view failed to have an impact on bond markets. Having been rather volatile in the period under review, yields of 10-year Bunds stood at somewhat below 4% at the end of September, compared to nearly 4.3% at the beginning of the year. The yield spread of 10-year *Pfandbriefe* over Bunds with the same maturity hovered around 10 basis points in the period under review.

Public-sector lending. In accordance with our forecast made in the middle of the year, we still believe that interest rates will continue to move sideways. This is why our main focus in public-sector lending was on spread management and portfolio optimization. Accordingly, new loans were put onto our books in accordance with even stricter earnings and diversification criteria. The total volume of our new public-sector lending

Interim Report as of Sep 30, 2004

Dear Business Colleagues,
Following the strong expansion at the beginning of 2004, economic growth in both the United States and Japan has lost some of its momentum in the course of the year. Market observers disagree as to whether the slowdown in the United States, in particular, is merely a temporary lagging behind of certain economic indicators or whether it reflects the beginning of an economic downturn. The Federal Reserve is of the opinion that the U.S. economy has finally gained ground. Consequently, the U.S. central bank decided on the third 25 bp interest rate hike in succession, increasing its federal funds target rate to 1.75% at the end of the period under review. However, and in contrast to the standard pattern, these interest rate increases have not triggered an upward move in capital market yields. On the contrary: 10-year U.S. Treasury notes yielded around 4.1% at the end of the period under review, which is approximately 60 basis points below the level they were at at the time of the first interest rate hike. In September, yields for 10-year U.S. Treasury notes even temporarily dropped below the 4% mark. This decline in yields not only reflects falling inflation expectations, but also the serious doubts of capital market participants as to whether the optimistic growth outlook of the Federal Reserve will actually materialize. The concerns of capital market participants increased even further at the end of September when the price for WTI crude oil for the first time exceeded USD 50 per barrel.
Economic recovery in the euro area has maintained its momentum in the period under review. Strong demand from non-EU

commitments stood at € 12.3bn (€ 11.2bn) at the end of the reporting period. Of this figure, € 10.2bn (€ 9.8bn), or 83%, relate to loans that are eligible to serve as cover for our public-sector *Pfandbriefe*.

At € 7.6bn (€ 8bn) loans to German public-sector bodies and institutions governed by public law account for the majority of the new loans eligible for cover. As before, public borrowing requirements in Germany are high. Accordingly, new loans to the West German Federal States totaled € 5.5bn, while € 1.6bn was granted to the East German Federal States and € 0.5bn to the central government.

In view of the fundamental legal changes affecting credit institutions governed by public law as from mid-2005, and, in particular, for the purpose of diversifying the risks inherent in our public-sector cover pool and our public-sector loan portfolio as a whole, our bank has increasingly focused on international public-sector lending in recent years. It is our objective to further optimize the risk structure of our public-sector loan portfolio, including our cover pool which currently consists of loans to borrowers in the European Union and North America. For this purpose we have established an International Asset Management Desk in our Treasury Department whose responsibility will be to further promote our public-sector lending activities on the international markets. This market segment is of major importance to us, given that loans granted to domestic credit institutions governed by public law will no longer be eligible for cover in the medium and long term.

Due to legal restrictions we are currently not in a position to include in our cover pool all international loans on our books. Loans granted to international borrowers may only account for as little as 10% of the public-sector cover pool. The only exception to this rule are loans granted to certain countries, such as France, Luxembourg and Spain. This is why we would expressly welcome the cancellation of the 10% limit for loans granted to borrowers in the European Union following the abolition of the specialist bank principle.
At €2.6bn (€1.7bn), the bank basically made full use of the permissible volume of new loans to international borrowers. We took securities that are not eligible to serve as cover totaling €2.1bn (€1.4bn), or 17% of the total loan volume, onto our books. Of this figure, €0.3bn (€0.2bn) relate to domestic borrowers, while €1.8bn (€1.2bn) relate to loans granted to borrowers outside Germany, mostly to borrowers in Italy, the United Kingdom, Ireland, France, Spain and the United States.

Property financing. By the end of the period under review we have closely approached last year's excellent performance in our second core segment, which is national and international property financing. As of September 30, 2004 the total volume of new lending commitments stood at €1.8bn against €1.9bn in the previous year. Of this figure, €1.6bn relate to loans granted within Germany. The total volume of residential loans stood at €1.4bn, including the acquisition of a €0.9bn loan

Due to legal restrictions we are currently not in a position to include in our cover pool all international loans on our books. Loans granted to international borrowers may only account for as little as 10% of the public-sector cover pool. The only exception to this rule are loans granted to certain countries, such as France, Luxembourg and Spain. This is why we would expressly welcome the cancellation of the 10% limit for loans granted to borrowers in the European Union following the abolition of the specialist bank principle.
At €2.6bn (€1.7bn), the bank basically made full use of the permissible volume of new loans to international borrowers. We took securities that are not eligible to serve as cover totaling €2.1bn (€1.4bn), or 17% of the total loan volume, onto our books. Of this figure, €0.3bn (€0.2bn) relate to domestic borrowers, while €1.8bn (€1.2bn) relate to loans granted to borrowers outside Germany, mostly to borrowers in Italy, the United Kingdom, Ireland, France, Spain and the United States.

Property financing. By the end of the period under review we have closely approached last year's excellent performance in our second core segment, which is national and international property financing. As of September 30, 2004 the total volume of new lending commitments stood at €1.8bn against €1.9bn in the previous year. Of this figure, €1.6bn relate to loans granted within Germany. The total volume of residential loans stood at €1.4bn, including the acquisition of a €0.9bn loan

commitments stood at € 12.3bn (€ 11.2bn) at the end of the reporting period. Of this figure, € 10.2bn (€9.8bn), or 83%, relate to loans that are eligible to serve as cover for our public-sector *Pfandbriefe*.

At € 7.6bn (€ 8bn) loans to German public-sector bodies and institutions governed by public law account for the majority of the new loans eligible for cover. As before, public borrowing requirements in Germany are high. Accordingly, new loans to the West German Federal States totaled € 5.5bn, while € 1.6bn was granted to the East German Federal States and € 0.5bn to the central government.

In view of the fundamental legal changes affecting credit institutions governed by public law as from mid-2005, and, in particular, for the purpose of diversifying the risks inherent in our public-sector cover pool and our public-sector loan portfolio as a whole, our bank has increasingly focused on international public-sector lending in recent years. It is our objective to further optimize the risk structure of our public-sector loan portfolio, including our cover pool which currently consists of loans to borrowers in the European Union and North America. For this purpose we have established an International Asset Management Desk in our Treasury Department whose responsibility will be to further promote our public-sector lending activities on the international markets. This market segment is of major importance to us, given that loans granted to domestic credit institutions governed by public law will no longer be eligible for cover in the medium and long term.

portfolio, which was already mentioned in our last interim report. In order to further promote the small residential loan segment, we launched a €150m special loan program for owner-occupied apartments and houses in October, which is characterized by attractive loan conditions. These loans are granted in cooperation with the Commerzbank AG, through which we generated new lending commitments totaling €0.4bn in the period under review. The total volume of new commercial loans extended in Germany came to €0.2bn (€0.2bn) in the same period.

Turning to international property financing, new lending commitments on our target markets came to €0.2bn against the exceptional €0.8bn reported in the previous year. The main focus was on commercial loans granted in the United States, Canada and the United Kingdom.

The bank's funding and balance sheet total. In the first three quarters of 2004 we issued *Pfandbriefe*, our main funding instrument, totaling €12.6bn (€15.4bn) in a particularly favorable market environment. Of this figure, new public-sector Jumbo *Pfandbriefe* account for €5bn, while €1.3bn relate to the increase of larger-volume bonds. The total volume of mortgage *Pfandbriefe* issued stood at €0.9bn (€1bn).

In addition to this we placed unsecured bonds totaling €8.7bn (€12bn). The funds raised were used to refinance mortgage loans granted in North America, which are not eligible for

cover, as well as other loans prior to their inclusion in the cover pool. Most of these bonds were placed via our Debt Issuance Program or, for shorter maturities, our Commercial Paper Program.

We plan to launch a further €2bn public-sector Jumbo *Pfandbrief* in November. In accordance with the plans for our balance sheet total, this Jumbo will be the last large-volume issue in 2004. Shortly after the end of the reporting period we commenced the marketing of this Jumbo *Pfandbrief* during a roadshow to the Middle East and India.

As of September 30, 2004 our balance sheet total stood at €78.4bn (€74.2bn).

Profit and loss account. Net interest income grew by €9.6m, or 5.5%, and came to €185.1m compared to €175.5m in the previous year. Net commission income improved by €1.5m from €-8.4m in 2003 to €-6.9m. The decrease in commission income from international property financing, which resulted from the smaller volume of new lending commitments, was more than counterbalanced by the decrease in commission expenses in domestic property financing.

As of September 30, 2004 net interest and commission income stood at €178.2m, an increase of €11.1m compared to the previous year's figure of €167.1m.

General operating expenses rose €1.9m to €20m (€18.1m). This increase is mainly due to an increase in personnel expenses

cover, as well as other loans prior to their inclusion in the cover pool. Most of these bonds were placed via our Debt Issuance Program or, for shorter maturities, our Commercial Paper Program.

We plan to launch a further €2bn public-sector Jumbo *Pfandbrief* in November. In accordance with the plans for our balance sheet total, this Jumbo will be the last large-volume issue in 2004. Shortly after the end of the reporting period we commenced the marketing of this Jumbo *Pfandbrief* during a roadshow to the Middle East and India.

As of September 30, 2004 our balance sheet total stood at €78.4bn (€74.2bn).

Profit and loss account. Net interest income grew by €9.6m, or 5.5%, and came to €185.1m compared to €175.5m in the previous year. Net commission income improved by €1.5m from €-8.4m in 2003 to €-6.9m. The decrease in commission income from international property financing, which resulted from the smaller volume of new lending commitments, was more than counterbalanced by the decrease in commission expenses in domestic property financing.

As of September 30, 2004 net interest and commission income stood at €178.2m, an increase of €11.1m compared to the previous year's figure of €167.1m.

General operating expenses rose €1.9m to €20m (€18.1m). This increase is mainly due to an increase in personnel expenses

portfolio, which was already mentioned in our last interim report. In order to further promote the small residential loan segment, we launched a €150m special loan program for owner-occupied apartments and houses in October, which is characterized by attractive loan conditions. These loans are granted in cooperation with the Commerzbank AG, through which we generated new lending commitments totaling €0.4bn in the period under review. The total volume of new commercial loans extended in Germany came to €0.2bn (€0.2bn) in the same period.
Turning to international property financing, new lending commitments on our target markets came to €0.2bn against the exceptional €0.8bn reported in the previous year. The main focus was on commercial loans granted in the United States, Canada and the United Kingdom.

The bank's funding and balance sheet total. In the first three quarters of 2004 we issued *Pfandbriefe*, our main funding instrument, totaling €12.6bn (€15.4bn) in a particularly favorable market environment. Of this figure, new public-sector Jumbo *Pfandbriefe* account for €5bn, while €1.3bn relate to the increase of larger-volume bonds. The total volume of mortgage *Pfandbriefe* issued stood at €0.9bn (€1bn).
In addition to this we placed unsecured bonds totaling €8.7bn (€12bn). The funds raised were used to refinance mortgage loans granted in North America, which are not eligible for

and higher expenses for our relationship management activities, including, in particular, our international roadshows.
The balance of other operating income and expenses came to €-2.1m (€-0.7m), which is above all due to the revaluation of properties taken over by the bank to prevent losses and previously recorded in our current assets.
Despite our conservative assessment of all discernible risks, we were able to slightly reduce our provision for possible loan losses by 2.1% to €42.3m (€43.2m).
Taking these figures into account, our operating result grew by €8.7m, or 8.3%, to €113.8m compared to €105.1m for the same period in 2003.

Future prospects. We are confident that our earnings performance at the end of this year will be in line with our plans and that, by reporting a return on equity after tax of 14%, we will once again hold the top position amongst the German mortgage banks in terms of profitability.

Essen, October 2004

The Board of Managing Directors

Figures from the balance sheet

	Sep 30, 2004 in € m	Dec 31, 2003 in € m
Claims on banks	14,953.4	17,770.1
a) mortgage loans	2.1	2.1
b) public-sector loans	10,909.9	12,172.4
c) other claims	4,041.4	5,595.6
Claims on customers	29,430.0	28,422.5
a) mortgage loans	7,210.9	5,820.3
b) public-sector loans	22,197.0	22,591.4
c) other claims	22.1	10.8
Bonds and other fixed income securities	31,876.6	25,948.5
a) bonds and notes	30,561.4	25,147.8
b) bonds and notes issued by Hypothekenbank in Essen AG	1,315.2	800.7
Liabilities to banks	14,667.7	12,315.0
a) registered mortgage *Pfandbriefe* issued	135.2	141.6
b) registered public-sector *Pfandbriefe* issued	799.3	522.9
c) other liabilities	13,733.2	11,650.5
Liabilities to customers	3,847.3	3,817.7
a) registered mortgage *Pfandbriefe* issued	754.1	755.3
b) registered public-sector *Pfandbriefe* issued	2,308.1	1,867.8
c) other liabilities	785.1	1,194.6
Securitized liabilities	58,161.0	56,403.9
a) mortgage *Pfandbriefe* issued	2,346.2	1,805.9
b) public-sector *Pfandbriefe* issued	49,786.2	49,086.3
c) other bonds and notes	6,028.6	5,511.7
Subordinated liabilities	344.7	347.7
Profit-sharing certificates	319.0	324.1
Capital and reserves	653.9	583.9
a) subscribed capital	269.3	219.3
b) capital reserve	384.6	364.6
Balance sheet total	**78,381.9**	**74,188.1**

Figures from the balance sheet

	Sep 30, 2004 in € m	Dec 31, 2003 in € m
Claims on banks	14,953.4	17,770.1
a) mortgage loans	2.1	2.1
b) public-sector loans	10,909.9	12,172.4
c) other claims	4,041.4	5,595.6
Claims on customers	29,430.0	28,422.5
a) mortgage loans	7,210.9	5,820.3
b) public-sector loans	22,197.0	22,591.4
c) other claims	22.1	10.8
Bonds and other fixed income securities	31,876.6	25,948.5
a) bonds and notes	30,561.4	25,147.8
b) bonds and notes issued by Hypothekenbank in Essen AG	1,315.2	800.7
Liabilities to banks	14,667.7	12,315.0
a) registered mortgage *Pfandbriefe* issued	135.2	141.6
b) registered public-sector *Pfandbriefe* issued	799.3	522.9
c) other liabilities	13,733.2	11,650.5
Liabilities to customers	3,847.3	3,817.7
a) registered mortgage *Pfandbriefe* issued	754.1	755.3
b) registered public-sector *Pfandbriefe* issued	2,308.1	1,867.8
c) other liabilities	785.1	1,194.6
Securitized liabilities	58,161.0	56,403.9
a) mortgage *Pfandbriefe* issued	2,346.2	1,805.9
b) public-sector *Pfandbriefe* issued	49,786.2	49,086.3
c) other bonds and notes	6,028.6	5,511.7
Subordinated liabilities	344.7	347.7
Profit-sharing certificates	319.0	324.1
Capital and reserves	653.9	583.9
a) subscribed capital	269.3	219.3
b) capital reserve	384.6	364.6
Balance sheet total	**78,381.9**	**74,188.1**

and higher expenses for our relationship management activities, including, in particular, our international roadshows.
The balance of other operating income and expenses came to €-2.1m (€-0.7m), which is above all due to the revaluation of properties taken over by the bank to prevent losses and previously recorded in our current assets.
Despite our conservative assessment of all discernible risks, we were able to slightly reduce our provision for possible loan losses by 2.1% to €42.3m (€43.2m).
Taking these figures into account, our operating result grew by €8.7m, or 8.3%, to €113.8m compared to €105.1m for the same period in 2003.

Future prospects. We are confident that our earnings performance at the end of this year will be in line with our plans and that, by reporting a return on equity after tax of 14%, we will once again hold the top position amongst the German mortgage banks in terms of profitability.

Essen, October 2004

The Board of Managing Directors

Figures from the profit and loss account

	Jan 1 – Sep 30, 2004 in € m	Jan 1 – Sep 30, 2003 in € m	Change in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	2,211.3	2,225.2	-0.6
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	41.5	47.4	-12.4
Interest paid	2,067.7	2,097.1	-1.4
Net interest income	185.1	175.5	5.5
Commission received	2.7	3.3	-18.2
Commission paid	9.6	11.7	-17.9
Net commission income	*-6.9*	*-8.4*	-17.9
Net interest and commission income	178.2	167.1	6.6
Wages and salaries	8.2	7.3	12.3
Compulsory social security contributions	1.7	1.3	30.8
Other administrative expenses, including depreciation on tangible assets	10.1	9.5	6.3
General operating expenses	*20.0*	*18.1*	*10.5*
Balance of other operating income and expenses	-2.1	-0.7	200.0
Operating result before provision for possible loan losses	156.1	148.3	5.3
Provision for possible loan losses	-42.3	-45.4	-6.8
Income from selling securities treated as assets	0.0	2.2	-100.0
Operating result	**113.8**	**105.1**	**8.3**
Average number of staff	138	129	
including: part-time staff and trainees	15	11	

Head Office and Lending Offices

Head Office

Essen
Gildehofstrasse 1
45127 Essen
PO Box 10 18 61
45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies)
Essen No. 7083

Lending Offices

Berlin
Jägerstrasse 58
10117 Berlin
Germany
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
E-mail: berlin@essenhyp.com

Frankfurt
Westendstrasse 19
60325 Frankfurt/Main
Germany
Tel.: +49 69 17 20 65
E-mail: frankfurt@essenhyp.com

Hamburg
Fleethof – Stadthausbrücke 1
20355 Hamburg
Germany
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
E-mail: hamburg@essenhyp.com

Munich
Romanstrasse 43
80639 Munich
Germany
Tel.: +49 89 29 16 17-52
Fax: +49 89 29 16 17-54
E-mail: muenchen@essenhyp.com

Representative Offices

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
E-mail: bruessel@essenhyp.com

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53
E-mail: london@essenhyp.com

New York
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: +1 212 7 50 88 55
Fax: +1 212 7 50 85 55
E-mail: newyork@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
E-mail: paris@essenhyp.com

Chairman of the Supervisory Board

Andreas de Maizière
(since March 18, 2004)
Member of the Board of Managing Directors of Commerzbank AG, Frankfurt/Main

Dr. Axel Frhr. v. Ruedorffer
(until March 18, 2004)
Member of the Central Advisory Board of Commerzbank AG, Frankfurt/Main

Board of Managing Directors

Hubert Schulte-Kemper
Chairman

Michael Fröhner

Harald Pohl

Hypothekenbank in Essen AG

Zwischenbericht zum 30.9.2004



Ein Unternehmen der COMMERZBANK

Auf einen Blick

	30.9.2004 Mio. €	31.12.2003 Mio. €
Bilanzsumme	78.382	74.188
Eingezahltes Kapital und Rücklagen	654	584
Genussrechte	319	324
Nachrangige Verbindlichkeiten	345	348
Forderungen		
Hypothekendarlehen	7.213	5.822
Kommunalkredite	33.107	34.764
Fremde Wertpapiere	30.561	25.148
Andere Forderungen	4.064	5.606
Verbindlichkeiten		
gegenüber Kreditinstituten	14.668	12.315
gegenüber Kunden	3.847	3.818
Verbriefte Verbindlichkeiten	58.161	56.404

	30.9.2004 Mio. €	30.9.2003 Mio. €
Neugeschäft		
Hypothekendarlehen	1.821	1.908
Kommunalkredite	3.187	5.174
Fremde Wertpapiere	9.187	6.061
Gewinn- und Verlustrechnung		
Zinsüberschuss	185,1	175,5
Zins- und Provisionsüberschuss	178,2	167,1
Verwaltungsaufwendungen	20,0	18,1
Betriebsergebnis vor Risikovorsorge	156,1	148,3
Risikovorsorge	-42,3	-43,2
Betriebsergebnis	113,8	105,1

Sehr geehrte Geschäftsfreunde,

in den Vereinigten Staaten und Japan ist es nach dem hohen Expansionstempo am Jahresbeginn im Frühsommer zu einer Verlangsamung des Aufschwunges gekommen. Unter Beobachtern gehen die Meinungen weit auseinander, ob insbesondere die Abschwächung in den Vereinigten Staaten lediglich ein temporäres Zurückbleiben der Konjunkturindikatoren darstellt oder den Beginn eines Abschwunges markiert. Die Federal Reserve ist der Ansicht, dass die Wirtschaft zuletzt wieder Tritt gefasst hat. Infolgedessen setzte die Notenbank gegen Ende des Berichtszeitraumes ihren Schlüsselzins zum dritten Mal in Folge um 25 Basispunkte auf nunmehr 1,75 % herauf. Entgegen dem üblichen Muster haben diese Leitzinserhöhungen nicht zu einer gleich gerichteten Entwicklung der Kapitalmarktrenditen geführt. Im Gegenteil: Zehnjährige US-Staatsanleihen rentierten am Ende des Berichtszeitraumes mit rund 4,1 % knapp 60 Basispunkte niedriger als zum Zeitpunkt der ersten Leitzinserhöhung. Im September unterschritt die Rendite von zehnjährigen Emissionen des US-Schatzamtes sogar zeitweilig erneut die 4%-Marke. Dieser Renditerückgang ist nicht nur Ausdruck abnehmender Inflationserwartungen, sondern zeigt vor allem die erheblichen Zweifel der Kapitalmarktteilnehmer am optimistischen Wachstumsbild der Währungshüter. Das erstmalige Überschreiten der Marke von 50 US-Dollar für ein Barrel Rohöl der Sorte WTI gegen Ende September hat dabei die Konjunktursorgen der Marktakteure noch verstärkt.

Im Euro-Raum hat sich die Konjunkturerholung im Berichtszeitraum mit nahezu unverändertem Tempo fortgesetzt. Wachstumsimpulse gingen in erster Linie von der regen Auslandsnachfrage aus. Die

Inflation wurde indes aufgrund der steigenden Energiepreise und der Erhöhungen von indirekten Steuern und administrierten Preisen über das EZB-Ziel einer Teuerungsrate von unter, aber nahe bei 2 % getrieben. Die Europäische Zentralbank hat daraufhin im Monatsbericht September ihre Tonlage verschärft und insbesondere mögliche Zweitrundeneffekte bei der Lohnfindung als Risiko für die Preisstabilität erwähnt. Zudem meint die Europäische Zentralbank, dass die gesamtwirtschaftlichen Aktivitäten im dritten Quartal Unterstützung durch die Inlandsnachfrage erfahren und die Bedingungen für ein Andauern der Erholung weiter fortbestehen würden.
Aber auch hierzulande hat der Konjunkturoptimismus der Notenbank am Rentenmarkt nicht verfangen. Die Renditen von zehnjährigen Bundesanleihen sind unter Schwankungen von knapp 4,3 % am Jahresanfang bis auf etwas unter 4,0 % am Ende des Berichtszeitraumes gefallen. Der Renditevorteil von zehnjährigen Pfandbriefen gegenüber Bundesanleihen mit kongruenter Laufzeit bewegte sich im Berichtszeitraum um die Marke von zehn Basispunkten.

Geschäftsfeld Staatskredit. Entsprechend unserer Prognose aus der Jahresmitte zur Entwicklung der Kapitalmarktzinsen gehen wir weiterhin von einer Seitwärtsbewegung der Zinsen aus. Insofern haben wir im Staatskreditgeschäft vorrangig Maßnahmen zum bestandsoptimierenden Spreadmanagement ergriffen, neue Kredite wurden noch gezielter unter Ertrags- und Diversifikationsgesichtspunkten in die Bücher genommen. Insgesamt haben wir in diesem

Segment € 12,3 Mrd. (€ 11,2 Mrd.) herausgelegt. Rund 83 % oder € 10,2 Mrd. (€ 9,8 Mrd.) entfielen dabei auf solche Aktiva, die als Deckung für unsere öffentlichen Pfandbriefe geeignet sind.
Der größte Anteil am Deckungsgeschäft entfiel mit € 7,6 Mrd. (€ 8,0 Mrd.) auf Darlehen an bundesdeutsche öffentliche und öffentlich-rechtliche Adressen. Die öffentlichen Haushalte zeichnen sich nach wie vor durch einen anhaltend hohen Kreditbedarf aus. In den alten Bundesländern erreichte das Neugeschäft € 5,5 Mrd., in den neuen Bundesländern € 1,6 Mrd., an den Bund haben wir € 0,5 Mrd. neu ausgereicht.
Im Hinblick auf fundamentale Rechtsänderungen bei öffentlich-rechtlichen Kreditinstituten zur Mitte des kommenden Jahres, besonders aber aus Gründen der Risikodiversifikation nicht nur in unserem öffentlichen Deckungsstock, sondern im gesamten Staatskreditportfolio, forcieren wir seit längerem das ausländische Staatskreditgeschäft. Den guten Risikomix, auch in unserem öffentlichen Deckungsstock mit Ausleihungen an Adressen innerhalb der Europäischen Union sowie in Nordamerika, werden wir weiter optimieren. Hierzu haben wir ein International Asset Management Desk in unserer Treasury-Abteilung aufgebaut, über das wir unsere Assetquelle „Internationale Märkte" ausbauen werden. Diesem Segment messen wir eine außerordentlich hohe Bedeutung zu, da das mittel- bis langfristige Deckungsgeschäft mit inländischen öffentlich-rechtlichen Kreditinstituten auslaufen wird.
Aufgrund aktueller gesetzlicher Restriktionen sind wir derzeit gehindert, alle unsere ausländischen Aktiva in Deckung zu nehmen.

Lediglich 10 % des öffentlichen Deckungsbestandes dürfen – abgesehen von wenigen Ländern wie etwa Frankreich, Luxemburg und Spanien – aus ausländischen Aktiva bestehen. Insofern begrüßen wir es ausdrücklich, wenn es mit dem erwarteten Wegfall des Spezialbankprinzips in Bezug auf Ausleihungen an alle Adressen innerhalb der Europäischen Union zum Wegfall dieser Limitierungen kommen sollte.
Im Berichtszeitraum hat die Bank das zulässige Volumen an ausländischen Deckungsaktiva mit Neuausleihungen in Höhe von € 2,6 Mrd. (€ 1,7 Mrd.) weitestgehend ausgeschöpft.
Mit einem Anteil von 17 % oder € 2,1 Mrd. (€ 1,4 Mrd.) haben wir Wertpapiere außerhalb der Deckung gekauft, wovon € 0,3 Mrd. (€ 0,2 Mrd.) auf inländische und € 1,8 Mrd. (€ 1,2 Mrd.) auf ausländische Adressen, insbesondere in Italien, Großbritannien, Irland, Frankreich, Spanien und in den USA, entfielen.

Geschäftsfeld Immobilienfinanzierung. In unserem zweiten operativen Hauptgeschäft, der in- und ausländischen Immobilienfinanzierung, konnten wir den für unser Haus sehr hohen Vorjahreswert (€ 1,9 Mrd.) annähernd auch im laufenden Geschäftsjahr erreichen. Per 30.9. d. J. haben wir ein Volumen von insgesamt € 1,8 Mrd. neu zugesagt. Hiervon entfielen auf inländische Finanzierungen € 1,6 Mrd. Wohnwirtschaftliche Beleihungen innerhalb Deutschlands beliefen sich auf € 1,4 Mrd., allerdings begünstigt durch den Sondereffekt eines Portfolioankaufs in Höhe von € 0,9 Mrd., über den wir bereits im Halbjahresbericht informiert haben. Um unser Retailgeschäft

weiter zu fördern, haben wir Anfang Oktober in Kooperation mit der Commerzbank AG, die uns per Stichtag ein Neugeschäftsvolumen von € 0,4 Mrd. vermittelt hat, ein Sonderkontingent für eigengenutzte Eigentumswohnungen und Einfamilienhäuser mit einem Volumen von € 150 Mio. zu sehr attraktiven Konditionen aufgelegt. Gewerbliche Finanzierungen im Inland haben einen Anteil von € 0,2 Mrd. (0,2 Mrd.) erzielt.
In unseren ausländischen Zielmärkten haben wir gegenüber dem außergewöhnlich hohen Vorjahreswert von € 0,8 Mrd. fast ausschließlich gewerbliche Objekte im Umfang von € 0,2 Mrd. beliehen. Schwerpunkte lagen hier in den USA, Kanada und Großbritannien.

Refinanzierung und Bilanzsumme. In den ersten drei Quartalen des Geschäftsjahres haben wir über unser Hauptrefinanzierungsinstrument, den Pfandbrief, in einem für die Bank sehr günstigen Umfeld € 12,6 Mrd. (€ 15,4 Mrd.) aufgenommen. Hiervon entfielen auf neu emittierte öffentliche Jumbopfandbriefe € 5,0 Mrd. und auf Aufstockungen ausstehender großvolumiger Anleihen € 1,3 Mrd. Hypothekenpfandbriefe erreichten ein Emissionsvolumen von € 0,9 Mrd. (€ 1,0 Mrd.).
Sonstige nicht deckungspflichtige Schuldverschreibungen, z. B. zur Refinanzierung nicht deckungsfähiger Immobilienfinanzierungen in Nordamerika oder temporär noch nicht in Deckung befindlicher Darlehen, summierten sich auf € 8,7 Mrd. (€ 12,0 Mrd.). Der Großteil entfiel hierbei auf Ziehungen aus unserem Debt Issuance Program und für Geldaufnahmen mit kürzeren Laufzeiten aus dem Commercial Paper Program.

Wir planen, im November d. J. einen weiteren öffentlichen Jumbopfandbrief in einer Größenordnung von € 2,0 Mrd. zu begeben. Damit haben wir im Rahmen unserer Bilanzsummenplanung unseren diesjährigen Emissionskalender in Bezug auf großvolumige Anleihen erfüllt. Kurz nach Ende des Berichtszeitraumes wurde der Vertrieb dieser Jumboanleihe durch eine Roadshow der Bank in Ländern des Mittleren Ostens sowie in Indien unterstützt.
Die Bilanzsumme betrug zum Berichtsstichtag € 78,4 Mrd. (€ 74,2 Mrd.).

Gewinn- und Verlustrechnung. Mit einem Zinsüberschuss in Höhe von € 185,1 Mio. übertreffen wir den Vorjahreswert (€ 175,5 Mio.) um € 9,6 Mio. oder 5,5 %. Das Provisionsergebnis konnten wir ebenfalls um € 1,5 Mio. auf € -6,9 Mio. (€ -8,4 Mio.) verbessern. Zwar haben wir infolge des geringeren Neugeschäfts in der ausländischen Immobilienfinanzierung weniger Provisionserträge generiert, dies wurde jedoch durch ebenfalls rückläufige Provisionsaufwendungen für die Zuführung inländischen Hypothekengeschäfts überkompensiert. Zum Stichtag belief sich der Zins- und Provisionsüberschuss auf € 178,2 Mio. bzw. plus € 11,1 Mio. gegenüber dem Vorjahreszeitraum (€ 167,1 Mio.).
Unsere Verwaltungsaufwendungen sind um € 1,9 Mio. auf € 20,0 Mio. (€ 18,1 Mio.) gestiegen. Der Zuwachs erklärt sich im Wesentlichen aus erhöhten Personalaufwendungen und durch gestiegene Ausgaben für unsere Relationship-Management-Maßnahmen, insbesondere unsere weltweiten Roadshows.

Der Saldo unserer sonstigen betrieblichen Erträge und Aufwendungen beträgt € -2,1 Mio. (€ -0,7 Mio.), im Wesentlichen bedingt durch die Neubewertung von ehemals im Umlaufvermögen befindlichen rettungserworbenen Immobilien.
Unsere Risikovorsorge konnten wir demgegenüber bei weiterhin vorsichtiger Beurteilung aller erkennbaren Risiken um 2,1 % auf € 42,3 Mio. (€ 43,2 Mio.) leicht reduzieren.
Insgesamt haben wir unser Betriebsergebnis mit € 113,8 Mio. erneut steigern können. Den Vorjahreswert (€ 105,1 Mio.) übertreffen wir damit um € 8,7 Mio. bzw. 8,3 %.

Ausblick. Für das Gesamtjahr gehen wir weiter davon aus, unsere Ertragsziele erreichen zu können und mit einer bilanziellen Eigenkapitalrendite nach Steuern von 14 % erneut die Spitzenposition im Rentabilitätsranking der deutschen Hypothekenbanken einnehmen zu können.

Essen, im Oktober 2004

Der Vorstand

Zahlen aus der Bilanz

	30.9.04 Mio. €	31.12.03 Mio. €	Veränderungen Mio. €	%
Forderungen an Kreditinstitute	14.953,4	17.770,1	-2.816,7	-15,9
a) Hypothekendarlehen	2,1	2,1	0,0	0,0
b) Kommunalkredite	10.909,9	12.172,4	-1.262,5	-10,4
c) andere Forderungen	4.041,4	5.595,6	-1.554,2	-27,8
Forderungen an Kunden	29.430,0	28.422,5	1.007,5	3,5
a) Hypothekendarlehen	7.210,9	5.820,3	1.390,6	23,9
b) Kommunalkredite	22.197,0	22.591,4	-394,4	-1,7
c) andere Forderungen	22,1	10,8	11,3	104,6
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31.876,6	25.948,5	5.928,1	22,8
a) Anleihen und Schuldverschreibungen	30.561,4	25.147,8	5.413,6	21,5
b) eigene Schuldverschreibungen	1.315,2	800,7	514,5	64,3
Verbindlichkeiten gegenüber Kreditinstituten	14.667,7	12.315,0	2.352,7	19,1
a) Hypotheken-Namenspfandbriefe	135,2	141,6	-6,4	-4,5
b) Öffentliche Namenspfandbriefe	799,3	522,9	276,4	52,9
c) andere Verbindlichkeiten	13.733,2	11.650,5	2.082,7	17,9
Verbindlichkeiten gegenüber Kunden	3.847,3	3.817,7	29,6	0,8
a) Hypotheken-Namenspfandbriefe	754,1	755,3	-1,2	-0,2
b) Öffentliche Namenspfandbriefe	2.308,1	1.867,8	440,3	23,6
c) andere Verbindlichkeiten	785,1	1.194,6	-409,5	-34,3
Verbriefte Verbindlichkeiten	58.161,0	56.403,9	1.757,1	3,1
a) Hypothekenpfandbriefe	2.346,2	1.805,9	540,3	29,9
b) Öffentliche Pfandbriefe	49.786,2	49.086,3	699,9	1,4
c) sonstige Schuldverschreibungen	6.028,6	5.511,7	516,9	9,4
Nachrangige Verbindlichkeiten	344,7	347,7	-3,0	-0,9
Genussrechtskapital	319,0	324,1	-5,1	-1,6
Eigenkapital	653,9	583,9	70,0	12,0
a) gezeichnetes Kapital	269,3	219,3	50,0	22,8
b) Rücklagen	384,6	364,6	20,0	5,5
Bilanzsumme	**78.381,9**	**74.188,1**	**4.193,8**	**5,7**

Zahlen aus der Gewinn- und Verlustrechnung

	1.1. – 30.9.04 Mio. €	1.1. – 30.9.03 Mio. €	Veränderungen Mio. €	%
Zinserträge aus Kredit- und Geldmarktgeschäften, festverzinslichen Wertpapieren und Schuldbuchforderungen	2.211,3	2.225,2	-13,9	-0,6
Laufende Erträge aus Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen	41,5	47,4	-5,9	-12,4
Zinsaufwendungen	2.067,7	2.097,1	-29,4	-1,4
Zinsüberschuss	185,1	175,5	9,6	5,5
Provisionserträge	2,7	3,3	-0,6	-18,2
Provisionsaufwendungen	9,6	11,7	-2,1	-17,9
Provisionsergebnis	*-6,9*	*-8,4*	*1,5*	*-17,9*
Zins- und Provisionsüberschuss	178,2	167,1	11,1	6,6
Löhne und Gehälter	8,2	7,3	0,9	12,3
Soziale Abgaben	1,7	1,3	0,4	30,8
Andere Verwaltungsaufwendungen einschließlich Abschreibungen auf Sachanlagen	10,1	9,5	0,6	6,3
Verwaltungsaufwendungen	*20,0*	*18,1*	*1,9*	*10,5*
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	-2,1	-0,7	-1,4	200,0
Betriebsergebnis vor Risikovorsorge	156,1	148,3	7,8	5,3
Risikovorsorge	-42,3	-45,4	3,1	-6,8
Erträge aus Veräußerung von Wertpapieren des Anlagevermögens	0,0	2,2	-2,2	-100,0
Betriebsergebnis	**113,8**	**105,1**	**8,7**	**8,3**

Durchschnittszahl der Beschäftigten	138	129
darunter: Teilzeitbeschäftigte und Auszubildende	15	11

Zentrale/Geschäftsstellen

Zentrale

Essen
Gildehofstraße 1
45127 Essen
Postfach 10 18 61
45018 Essen
Tel.: 02 01 / 81 35-0
Fax: 02 01 / 81 35-2 00
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com

Eingetragen unter HRB Essen Nr. 7083

Geschäftsstellen

Berlin
Jägerstraße 58
10117 Berlin
Tel.: 0 30 / 81 45 07-10
Fax: 0 30 / 81 45 07-29
E-Mail: berlin@essenhyp.com

Frankfurt
Westendstraße 19
60325 Frankfurt
Tel.: 0 69 / 17 20 65
E-Mail: frankfurt@essenhyp.com

Hamburg
Fleethof – Stadthausbrücke 1
20355 Hamburg
Tel.: 0 40 / 32 52 43-00
Fax: 0 40 / 32 52 43-29
E-Mail: hamburg@essenhyp.com

München
Romanstraße 43
80639 München
Tel.: 0 89 / 29 16 17-52
Fax: 0 89 / 29 16 17-54
E-Mail: muenchen@essenhyp.com

Repräsentanzen

Repräsentanzen

Brüssel
Rue de l'Amazone 2
Amazonestraat 2
1050 Brüssel
Belgien
Tel.: 00 32 / 2 / 5 34 95 95
Fax: 00 32 / 2 / 5 34 96 96
E-Mail: bruessel@essenhyp.com

New York
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
USA
Tel.: 00 1/2 12/7 50 88 55
Fax: 00 1/2 12/7 50 85 55
E-Mail: newyork@essenhyp.com

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Großbritannien
Tel.: 00 44 / 20 / 76 38 09 52
Fax: 00 44 / 20 / 76 38 09 53
E-Mail: london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
Frankreich
Tel.: 00 33 / 1 / 42 25 25 30
Fax: 00 33 / 1 / 42 25 25 39
E-Mail: paris@essenhyp.com

Vorsitzender des Aufsichtsrats

Andreas de Maizière
(ab 18. März 2004)
Mitglied des Vorstands
der Commerzbank AG, Frankfurt/Main

Dr. Axel Frhr. v. Ruedorffer
(bis 18. März 2004)
Mitglied des Zentralen Beirats
der Commerzbank AG, Frankfurt/Main

Vorstand

Hubert Schulte-Kemper
Vorsitzender

Michael Fröhner

Harald Pohl